Form 10-K405, Exhibit 13
period 1996-12-31
INTERNATIONAL LOTTERY INC
filed 1997-03-31
CIK 873998

                                                                     EXHIBIT 13
COMPANY PROFILE

International Lottery, Inc. (dba Interlott) designs, manufactures, sells and services dispensing machines for the lottery, telecommunications and financial services industries. Founded in 1990, Interlott is the leading provider of dependable and secure Instant Ticket Vending Machines (ITVMs) for U.S. and worldwide lotteries. Having applied this dispensing technology to other products, Interlott continues to offer a full line of Telephone Card Dispensing Machines (PCDMs) as well as Smart Card Dispensing Machines (SCDMs).

                              TO OUR SHAREHOLDERS

Dear Fellow Shareholders:

I am pleased to report that your Company continues to expand its role as the leading supplier of Instant Ticket Vending Machines (ITVMs) to public lotteries and was awarded contracts to supply ITVMs to four additional state lottery commissions during 1996. While our emphasis upon leasing (rather than selling) equipment resulted in a decrease in profitability last year, the recurring revenue streams which will be generated by lease contracts and related servicing activities should enhance future profitability and shareholder value. Despite lower net income and earnings per share, cash flow from operations (net income + depreciation/amortization) increased to a record $5,222,985 ($1.63 per share) last year, compared with $4,969,766 ($1.55 per share) in 1995.

        During 1996, we were proud to announce contracts for initial deployment of our ITVMs in the states of Colorado, Florida, Minnesota, and New Jersey. Early in 1997, Kansas became the twentieth state lottery to select Interlott's equipment for the dispensing of "instant" lottery tickets. Fifteen of these states either lease Interlott equipment or contract with the Company to service and maintain their ITVMs. Continued requests for information regarding our ITVMs and Pull Tab Dispensing Machines (PTVMs) suggest that 1997 should provide opportunities to further expand our customer base and increase the deployment of additional machines under existing contracts.

        While demand for Phone Card Dispensing Machines (PCDMs) expanded at a slower-than-expected pace during 1996, the growing popularity of prepaid long distance calling cards, combined with an increased number of active accounts and inquiries, reinforces our belief that the PCDM market should develop into a significant source of revenues and earnings for Interlott. We intend to aggressively pursue additional PCDM business in 1997.

        Interlott's management regularly solicits input from current and prospective purchasers and lessees of our equipment, so that we can enhance the Company's proprietary dispensing technologies and provide the finest customer service in the industry. This philosophy of "listening" to the marketplace led to our development of a new line of space-saving ITVMs for convenience and grocery stores during the second half of 1996. We are highly encouraged by the number of state lotteries which have expressed an interest in these new products. Overall, our research and development efforts resulted in the introduction of thirteen variations of our dispensing machines last year.

        This year, our goals are to (1) further leverage Interlott's position as a premier provider of innovative dispensing technologies and products to a variety of industries and (2) continue to expand our annuity of future revenues/earnings through the aggressive solicitation of additional leasing contracts.

        On behalf of management and the Board of Directors, I would like to express our appreciation for the continued support of Interlott's employees, customers, vendors, and shareholders. I look forward to reporting upon further progress during 1997.

  /s/ L. Rogers Wells, Jr.
--------------------------------
Chairman of the Board and CEO

                           SELECTED FINANCIAL DATA


                                                        Fiscal Year Ended
=========================================================================================================================
                                       Jan. 2            Dec.31            Dec. 31            Dec. 31           Dec. 31
                                        1993              1993               1994               1995              1996
=========================================================================================================================
Revenues
 Machine sales                      $   951,536         3,688,528            40,650           9,746,339         5,596,698
 Machine leases                       1,014,991         3,335,420         6,093,528           9,132,132        11,766,623
 Other                                   51,102           199,785           250,442             435,137         1,235,368
Net revenues                          2,017,629         7,223,733         6,384,620          19,313,608        18,598,689
Net income (loss)                    (2,323,444)          276,907          (932,100)          1,987,219         1,320,597
Net income (loss) per share(1)            (2.62)             0.13             (0.32)               0.62              0.41
Depreciation and amortization           768,474         1,028,844         1,884,855           2,982,547         3,902,387
Leased ITVMs, less
accumulated depreciation              2,783,200         4,556,743         8,392,946          10,779,929        10,940,398
Total assets                          5,082,148        10,236,989        15,020,321          20,483,686        20,992,733
Total debt                            5,082,796        10,750,614         5,398,103           9,040,784         7,715,140
Redeemable preferred stock            1,335,000         1,335,000         1,335,000           1,335,000         1,335,000
=========================================================================================================================

(1) Reflects the weighted average number of shares outstanding for the respective periods, taking into account a 21.5 to 1 split of Common Stock effected in March, 1994.


                      MANAGEMENT'S DISCUSSION & ANALYSIS


OVERVIEW

The Company's revenue base consists of (i) payments from ITVM and PCDM leases,
(ii) sales of ITVMs and PCDMs, (iii) and to a lesser extent, sales of parts for ITVMs and PCDMs and service agreements. The Company emphasizes leasing rather than selling ITVMs to lotteries when possible. Leases provide the Company with a consistent revenue stream, opportunities to generate income on financing, and the potential to deploy a greater number of ITVMs within a lottery's budget due to the lower initial cash outlay required by the lottery. Leasing ITVMs also gives the lotteries the flexibility to enhance their ITVMs in the future with new technology from the Company. On the other hand, leasing ITVMs requires the Company to invest capital or otherwise finance the manufacture of ITVMs, unlike sales of ITVMs which result in the receipt of payment in full upon delivery of the ITVMs. When the Company sells ITVMs, the Company generally is able to manufacture and deliver the ITVMs and receive full payment for them before it must pay for the materials used to manufacture the ITVMs. Nevertheless, the Company believes that the advantages of leasing ITVMs as described above, justify the initial capital investment or financing costs required to manufacture ITVMs for lease.

For similar reasons, the Company emphasizes leasing rather than selling PCDMs to providers of prepaid telephone cards. As with ITVMs, the Company believes that the benefits to the Company of leasing PCDMs warrant the initial capital investment required to manufacture PCDMs. However, the great majority of the PCDMs deployed to date, have been sold rather than leased.

The Company historically has experienced fluctuations in its financial results due to its dependence upon a small number of major customers, the unpredictable nature, timing and results of the lotteries' contract bid and award process, and the Company's limited operating history. The Company's revenues and capital expenditures can vary significantly from period to period because the Company's sales cycle may be relatively long and because the amount and timing of revenues and capital expenditures depend on factors such as the amount and timing of awarded contracts, changes in customer budgets and demands, and general economic conditions. Operating results may be affected by the lead time sometimes required for business opportunities to result in signed lease or sales agreements, working capital requirements associated with manufacturing ITVMs pursuant to new orders, increased competition and the extended time that may elapse between the award of a contract and the receipt of revenues from the sale or lease of ITVMs.

RESULTS OF OPERATIONS

The following table presents selected financial information derived from the Company's statements of operations expressed as a percentage of revenues for the years indicated.

                                              Year Ended
                                  ----------------------------------
                                  Dec. 31      Dec. 31       Dec. 31
                                   1994          1995          1996
                                  ----------------------------------
Revenues
 Machine sales                      0.6%         50.5%         30.1%
 Machine leases                    95.4          47.3          63.3
 Other                              4.0           2.2           6.6
    Total revenues                100.0         100.0         100.0
Cost of revenues,
  excluding depreciation           31.3          52.3          47.6
Depreciation                       27.8          14.7          20.3
Gross margin                       40.9          33.0          32.1
Selling, general and
  administrative expenses          37.0          18.3          18.6
Research and
  development costs                 1.5            .8           3.6
Operating income                    2.4          13.9           9.9
Interest expense, net              11.2           3.6           3.8
Nonrecurring expenses               5.8             -             -
Income (loss) before
  income taxes                    (14.6)         10.3           6.1
Income tax benefit                    -             -           1.0
Net income (loss)                 (14.6)%        10.3%          7.1%
===================================================================


The Company recognized revenues from foreign sources of $2,239, $44,332, and $60,961 for the years ended December 31, 1994, 1995, and 1996, respectively.

1995 AS COMPARED TO 1996

Total revenues decreased by $714,919 from $19,313,608 in 1995 to $18,598,689 in 1996, or 4%, due primarily to a $4,149,641 decrease in sales of ITVMs and PCDMs, offset by a $2,634,491 increase in lease revenues and a $800,231 increase in other revenues. Revenues from sales of ITVMs and PCDMs decreased by 43% from $9,746,339 in 1995 to $5,596,698 in 1996 corresponding to a decrease of 910 units from 2,164 sold in 1995 to 1,103 ITVMs and 151 PCDMs sold in 1996. Lease revenues increased by 29% from $9,132,132 in 1995 to $11,766,623 in 1996, due to leases of ITVMs to the Arizona, Colorado, Georgia, Indiana, Iowa, Maine, New Hampshire, Ohio, Rhode Island, and Texas Lotteries. The total number of ITVMs under lease increased by 1,043, or 21%, from 5,072 at December 31, 1995 to 6,115 at December 31, 1996. As a percent of total revenues, lease revenues were 47% and 63%, while sales revenues were 50% and 30%, in 1995 and 1996, respectively. The increase in lease revenues and decrease in sales revenues from 1995 to 1996 is due primarily to the cumulative effect of the incremental revenue from machines deployed under leases in 1996 added to continuing revenues from machines deployed under leases in 1995 and prior, combined with the decrease in the number of units sold in 1996, as compared to the number of units sold in 1995. This trend reflects the Company's emphasis on leasing of equipment. Other revenues increased by $800,231 from $435,137 in 1995 to $1,235,368 in 1996, a 184% increase. This increase is the result of the continued maintenance revenues from ITVMs deployed under the Maryland and New York contracts and sales of replacement parts to the Kentucky, Oregon, and West Virginia Lotteries.

Cost of revenues for machine sales and other decreased by $2,055,814, or 25%, from $8,108,577 in 1995 to $6,052,763 in 1996. This decrease reflects a 42% decrease in units from 1995 to 1996, partially offset by the increase in the number of higher priced units sold during 1996. Cost of revenues for leased ITVMs, excluding depreciation, increased by $846,909 from $1,992,253 in 1995 to $2,839,162 in 1996, a 43% increase. As a percentage of lease revenues, cost of revenues for leased ITVMs, excluding depreciation, increased from 22% in 1995 to 24% in 1996. The 27% increase in cost of revenues of leased equipment from 1995 to 1996 was primarily due to an increase in warranty parts' cost and service subcontract costs resulting from the greater number of machines deployed. Cost of lease revenues, excluding depreciation, includes all costs of preventive maintenance and warranties under various service agreements for all ITVMs leased by the Company.

Depreciation of ITVMs and PCDMs increased by $902,786 from $2,841,279 in 1995 to $3,744,065 in 1996, an increase of 32%. This increase resulted from the additional leased ITVMs and PCDMs deployed in 1996, as well as the full year of depreciation on ITVMs and PCDMs deployed in 1995 and prior years.

Selling, general and administrative expenses decreased slightly from $3,541,302 in 1995 to $3,461,364 in 1996, a decrease of $79,938 or 2%. Selling, general and administrative expenses, as a percentage of revenues, increased slightly from 18% in 1995 to 19% in 1996.

Research and development costs increased by $520,139, or 358%, from $145,310 in 1995 to $665,449 in 1996. This increase reflects the continuing development of the Company's smart card dispensing machine and the initial development of two variations of the Company's ITVM dispensing technology to meet the perceived needs of the lottery industry. The increased expenditures were primarily amounts paid to contractors, in line with the Company philosophy that the use of contractors does not commit the Company to continuing expenses at the completion of the project. The Company's operating income decreased by $849,000 or 32%, from $2,684,887 in 1995 to $1,835,887 in 1996. When revenue is recognized as a sale, the entire gross margin is recognized in the period of shipment, whereas the recognition of revenue as a lease spreads the recognition of the gross margin over the life of the lease. The decrease in operating income from 1995 to 1996 reflects the decrease in gross margin resulting from an increase in the revenues reported as leases from 47% of revenues in 1995 to 63% of revenues in 1996 and the decrease of revenues reported as sales from 50% of revenues in 1995 to 30% of revenues in 1996.

Net interest expense increased by $10,621, or 2%, from $697,668 in 1995 to $708,289



Photo: Fan folded lottery tickets



Photo: Close up of bursting mechanism



Interlott IVTMs dispense tickets which are packaged in fan-folded packs, by means of our patented technology.

Photo: Stacks of blank cards


Photo: Close up of ShurShuttle mechanism


Smart cards and phone cards are dispensed by means of our patented technology, for a variety of end uses.


in 1996. The increase reflects slightly higher average borrowings in 1996 as compared to 1995, offset by slightly lower interest rates.

The Company reported an income tax benefit for 1996 as compared to no tax provision in 1995. This benefit results from the recognition of the value of future net operating loss carryovers, offset by the current provision for taxes on corporate income.

As a result of the above factors, the Company's net income decreased by $666,622 or 34%, from $1,987,219 in 1995 to $1,320,597 in 1996.

1994 COMPARED TO 1995

Total revenues increased by $12,928,988 from $6,384,620 in 1994 to $19,313,608 in 1995, a 203% increase, due primarily to an increase in sales of ITVMs and PCDMs. Revenues from sales of ITVMs and PCDMs increased by $9,705,689 from $40,650 in 1994 to $9,746,339 in 1995 as a result of an increase of 2,156 units from the 8 units sold in 1994 to 2,164 units sold in 1995. In 1995, the Company sold 1,991 ITVMs to three lotteries which had funds already approved for purchase rather than lease of ITVMs before the lotteries issued their requests for proposal. The Company sold 149 PCDMs to two providers of prepaid telephone cards which were not interested in leasing the machines even though the Company presented proposals for leasing. Additionally, the increase in sales of units was accompanied by an increase in lease revenues of $3,038,604 from $6,093,528 in 1994 to $9,132,132 in 1995, a 50% increase, due to leases of ITVMs to the Arizona, Georgia, Indiana, Iowa, Maine, New Hampshire, Ohio, Rhode Island, and Texas Lotteries in 1995. The total number of ITVMs and PCDMs under lease increased by 1,606 from 3,466 at December 31, 1994 to 5,072 at December 31, 1995. As a percent of total revenues, lease revenues were 95% and 47%, while sales revenues were 1% and 50%, in 1994 and 1995, respectively. Other revenues increased by $184,695 from $250,442 in 1994 to $435,137 in 1995, a 74%
increase. This increase is the result of continued maintenance revenues from ITVMs deployed under the Maryland Lottery contract, the initial maintenance revenues from the New York Lottery, and sales of replacement parts to the Kentucky and West Virginia Lotteries.

Cost of revenues for machine sales and other increased by $7,919,935 from $188,642 in 1994 to $8,108,577 in 1995. Substantially, all of this increase reflects the increase of 2,156 ITVMs and PCDMs sold from 8 in 1994 to 2,164 in 1995. Cost of revenues for leased ITVMs, excluding depreciation, increased by $167,046 from $1,825,207 in 1994 to $1,992,253 in 1995, a 9%
increase. As a percentage of lease revenues, cost of revenues for leased ITVMs, excluding depreciation, decreased from 30% in 1994 to 22% in 1995. This decrease reflects the impact of the continued revenue stream from prior lease deployments as well as the effect of spreading overhead costs over a greater number of leased ITVMs. Cost of lease revenues, excluding depreciation, includes all costs for preventive maintenance and warranties under various service agreements for all ITVMs leased by the Company.

Depreciation of ITVMs and PCDMs increased by $1,066,135 from $1,775,144 in 1994 to $2,841,279 in 1995, an increase of 60%. The increase resulted primarily from the increase in the number of leased ITVMs deployed in 1995, as well as the full year of depreciation on ITVMs leased in 1994.

Selling, general and administrative expenses increased by $1,177,508 from $2,363,794 in 1994 to $3,541,302 in 1995, a 50% increase. Selling, general and administrative expenses, as a percentage of revenues, decreased by 19% from 37% in 1994 to 18% in 1995. This decrease resulted from the increase in total revenues in 1995 as well as the smaller proportion of lease revenues to total revenues in 1995.

Research and development costs increased by $52,493 from $92,817 in 1994 to $145,310 in 1995, a 57% increase. This increase reflects the continuing development of the Company's prepaid telephone card dispensing machine and initial development of dispensing technology for smart card dispensing machines.

The Company's operating income increased by $2,533,960 from $150,927 in 1994 to $2,684,887 in 1995, an increase of 1,679%. The increase in operating income from 1994 to 1995 reflects the increase in gross margin resulting from an increase in revenues reported as sales from 1% of revenues in 1994 to 50% of revenues in 1995 and the decrease in revenues reported as leases from 95% of revenues in 1994 to 47% of revenues in 1995.

Net interest expense decreased by $15,359 from $713,027 in 1994 to $697,668 in 1995, a 2% decrease. The decrease reflects lower interest rates resulting from the completion of a new credit facility.

As a result of the above factors, the Company's net income increased by $2,919,319 from a net loss of $932,100 in 1994 to net income of $1,987,219 in
1995.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities in 1995 and 1996 was $1,340,406 and $5,446,262, respectively. Net cash used in investing activities in 1995 and 1996 was $5,079,043 and $3,952,392, respectively. Net cash provided by financing activities in 1995 was $3,642,681, compared to $1,325,644 used in financing activities in 1996. These amounts reflect net proceeds from borrowings of $3,642,681 in 1995 and net repayment of borrowings of $1,325,644 in 1996.

The Company's liquidity and capital resources have been impacted by the Company's decision to use leasing as a means to market its ITVMs and PCDMs. Leasing generally offers the Company better gross margins than direct sales agreements. However, leasing inherently requires significantly more capital and a longer term payout than sales agreements. As of December 31, 1996, the Company had a total of 6,115 ITVMs and PCDMs under lease.

At December 31, 1995 and 1996, the Company had working capital deficits of $1,798,381 and $989,430 respectively. These deficits resulted primarily from financing the ITVMs under lease with short-term debt. The Company's credit facility is classified as a current debt, both in 1995 and 1996. This classification reflects the demand clause of the specific notes rather than the term of the revolving credit line.

At December 31, 1996, the Company was indebted to Princeton Capital
Finance Company (PCFC) in the aggregate principal amount of $7,230,171 pursuant to a revolving credit agreement entered into as of September 21, 1995. The facility permits the Company to borrow through September 1998 up to $12,500,000 at the prime interest rate plus 1%. Borrowings under this agreement are collateralized by all assets of the Company and assignment of proceeds from lease agreements. No cash dividends may be declared or paid without prior written approval of PCFC. The Company may not redeem, retire or otherwise reacquire shares of its stock from shareholders. At December 31, 1996, the Company had $5,269,829 available under this agreement. Also as of such date, the Company was indebted to Star Bank in the aggregate principal amount of $5,969 in connection with a loan made to the Company to finance the purchase of a delivery van in 1993.

At December 31, 1996, the Company also was indebted to two stockholders of the Company in the aggregate principal amount of $479,000 incurred to finance the manufacture of ITVMs. See Note 6 of Notes to Financial Statements.

The Company's capital expenditures totaled $5,329,043 and $3,952,392 for 1995 and 1996, respectively. These amounts include $5,228,262 and $3,904,534 for the manufacture of machines leased during the respective periods. Other expenditures represent tooling, fixtures and facility costs necessary for production. The Company had no material commitments for additional capital expenditures as of December 31, 1996 other than for the manufacture of ITVMs and PCDMs for future lease.

At December 31, 1996, the Company had estimated tax net operating loss carry-forwards of approximately $1,526,000, which are available to offset future Federal taxable income, if any, through 2009. The utilization of these carryforwards is subject to certain annual limitations due to ownership changes in 1992.

The words "expect", "anticipate", "intend", "plan", "believe", "seek", "estimate" and similar expressions used in this report are intended to identify forward-looking statements, although this report also contains other forward-looking statements. Any forward-looking statements in this report are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, new products and technological changes, dependence upon third party vendors, a limited number of customers, political and other uncertainties related to customer purchases, and other risks detailed in the Company's periodic filings with the Securities and Exchange Commission.


INDEPENDENT AUDITORS' REPORT
     THE BOARD OF DIRECTORS AND STOCKHOLDERS INTERNATIONAL
     LOTTERY, INC.


We have audited the accompanying balance sheets of International Lottery, Inc. as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Lottery, Inc., as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP
-------------------------
Louisville, Kentucky
February 21, 1997

BALANCE SHEETS



                                                                     December 31,
                                                                   ----------------
                                                                   1995        1996
                                                                   ----------------
ASSETS (note 4)
Current assets:
  Cash                                                          $      360     188,586
  Accounts receivable, less allowance for doubtful accounts of
     $101,613 in 1995 and $115,425 in 1996 (note 9)              3,824,442   3,217,019
  Inventories (note 3 and 15)                                    4,481,156   5,086,547
  Prepaid expenses                                                 337,406     154,254
--------------------------------------------------------------------------------------
     Total current assets                                        8,643,364   8,646,406
--------------------------------------------------------------------------------------
Property and equipment:
  Leased machines (note 9)                                      16,968,351  20,872,885
  Machinery and equipment (note 5)                                 261,273     318,360
  Building and leasehold improvements                              195,225     195,225
  Furniture and fixtures                                            45,724      36,495
--------------------------------------------------------------------------------------
                                                                17,470,573  21,422,965
  Less accumulated depreciation and amortization                 6,363,587  10,192,638
--------------------------------------------------------------------------------------
                                                                11,106,986  11,230,327
--------------------------------------------------------------------------------------
Product development rights, net of accumulated amortization of
$366,664 in 1995 and $440,000 in 1996                              733,336     660,000
Deferred tax asset (note 12)                                             -     456,000
--------------------------------------------------------------------------------------
                                                               $20,483,686  20,992,733
--------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable (note 4)                                       $ 8,551,156   7,230,171
  Current installments of long-term debt (note 5)                    4,659       5,641
  Accounts payable                                               1,024,501     924,213
  Accounts payable - related parties (note 7)                          113     306,529
  Accrued expenses                                                 861,316   1,067,532
  Income taxes payable (note 12)                                         -     101,750
--------------------------------------------------------------------------------------
      Total current liabilities                                 10,441,745   9,635,836
--------------------------------------------------------------------------------------
Long-term debt, excluding current installments (note 5)              5,969         328
Notes payable - related parties (note 6)                           479,000     479,000
--------------------------------------------------------------------------------------
  Total liabilities                                             10,926,714  10,115,164
--------------------------------------------------------------------------------------
Series A, preferred stock, $.01 par value, $1.00 stated value,
  20,000,000 shares authorized; 1,335,000 shares issued and
  outstanding (note 13)                                          1,335,000   1,335,000
--------------------------------------------------------------------------------------
Stockholders' equity (notes 2 & 14):
  Common stock, $.01 par value, 20,000,000 shares authorized;
     issued 3,210,000 shares in 1995 and 1996                       32,100      32,100
Additional paid-in capital                                      10,376,017  10,376,017
Accumulated deficit                                            (2,186,145)   (865,548)
--------------------------------------------------------------------------------------
  Total stockholders' equity                                     8,221,972   9,542,569
Commitments and contingent liabilities (notes 8 and 15)
                                                               $20,483,686  20,992,733
--------------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.


STATEMENTS OF OPERATIONS


                                                                Years Ended December 31,
                                                             ----------------------------
                                                             1994        1995        1996
                                                             ----------------------------
Revenues (notes 9 and 10):
  Machine sales                                         $    40,650   9,746,339   5,596,698
  Machine leases                                          6,093,528   9,132,132  11,766,623
  Other                                                     250,442     435,137   1,235,368
-------------------------------------------------------------------------------------------
                                                          6,384,620  19,313,608  18,598,689
-------------------------------------------------------------------------------------------
Cost of revenues (notes 7 and 10):
  Machines sales and other                                  188,642   8,108,577   6,052,763
  Machine leases                                          3,588,440   4,833,532   6,583,227
-------------------------------------------------------------------------------------------
                                                          3,777,082  12,942,109  12,635,990
-------------------------------------------------------------------------------------------
     Gross margin                                         2,607,538   6,371,499   5,962,699
-------------------------------------------------------------------------------------------
Operating expenses:
  Selling, general and administrative expenses (note 7)   2,363,794   3,541,302   3,461,364
  Research and development costs                             92,817     145,310     665,449
-------------------------------------------------------------------------------------------
     Total operating expenses                             2,456,611   3,686,612   4,126,813
-------------------------------------------------------------------------------------------
     Operating income                                       150,927   2,684,887   1,835,886
-------------------------------------------------------------------------------------------
Other income (deductions):
  Non-recurring expenses (note 11)                         (370,000)          -           -
  Interest expense (note 7)                                (758,229)   (714,765)   (718,642)
  Interest income                                            45,202      17,097      10,353
-------------------------------------------------------------------------------------------
                                                         (1,083,027)   (697,668)   (708,289)
-------------------------------------------------------------------------------------------
     Income (loss) before income taxes                     (932,100)  1,987,219   1,127,597
Income tax benefit (note 12)                                      -           -     193,000
-------------------------------------------------------------------------------------------
  Net income (loss)                                     $  (932,100)  1,987,219   1,320,597
-------------------------------------------------------------------------------------------
  Net income (loss) per share (notes 1 and 2)           $      (.32)        .62         .41
-------------------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.


STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                            Years ended December 31, 1994, 1995 and 1996
                                                        ----------------------------------------------------
                                                          Common Stock     Additional
                                                        ----------------    Paid-in    Accumulated
                                                        Shares    Amount    Capital      Deficit       Total
-------------------------------------------------------------------------------------------------------------
Balances at December 31, 1993                         2,150,000  $21,500    (136,666)  (3,241,264)  (3,356,430)
  Issuance of common stock (notes 2 and 11)           1,052,598   10,526  10,444,627            -   10,455,153
  Net loss                                                    -        -           -     (932,100)    (932,100)
--------------------------------------------------------------------------------------------------------------
Balances at December 31, 1994                         3,202,598   32,026  10,307,961   (4,173,364)   6,166,623
  Issuance of common stock (note 11)                      7,402       74      68,056            -       68,130
  Net income                                                  -        -           -    1,987,219    1,987,219
--------------------------------------------------------------------------------------------------------------
Balances at December 31, 1995                         3,210,000   32,100  10,376,017   (2,186,145)   8,221,972
  Net income                                                  -        -           -    1,320,597    1,320,597
--------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1996                         3,210,000  $32,100  10,376,017     (865,548)   9,542,569
--------------------------------------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS


                                                                        Years Ended December 31,
                                                                    --------------------------------
                                                                    1994          1995        1996
                                                                    --------------------------------
Cash flows from operating activities:
  Net income (loss)                                             $  (932,100)     1,987,219     1,320,597
  Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
     Depreciation and amortization                                1,884,855      2,982,547     3,902,387
     Non-cash compensation expense                                   20,000              -             -
     Deferred income taxes                                                -              -      (456,000)
     (Increase) decrease in accounts receivable                     568,279     (2,078,058)      607,423
     Increase in inventories                                     (1,431,838)    (1,409,852)     (605,391)
     (Increase) decrease in prepaid expenses                         82,645       (189,157)      183,152
     (Increase) decrease in other assets                           (181,117)       214,242             -
     Increase (decrease) in accounts payable                        240,264        (49,079)     (100,288)
     Increase (decrease) in accounts payable - related parties      (19,898)      (204,161)      306,416
     Increase in accrued expenses                                   392,424         86,705       206,216
     Increase in income taxes payable                                     -              -       101,750
-------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                    623,514      1,340,406     5,466,262
--------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Cost of leased machines                                        (5,599,435)    (5,228,262)   (3,904,534)
  Purchases of property and equipment                              (118,262)      (100,781)      (47,858)
  Receipts from collateral bonds                                    100,000        250,000             -
--------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                       (5,617,697)    (5,079,043)   (3,952,392)
--------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from (repayment of) notes payable, net                   362,776      7,051,156    (1,320,985)
  Proceeds from long-term debt                                    1,064,812             -              -
  Repayments of long-term debt                                   (2,512,690)    (3,296,975)       (4,659)
  Repayment of notes payable to related parties, net             (4,267,409)      (111,500)            -
  Net proceeds from issuance of common stock                     10,435,153             -              -
--------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) financing activities          5,082,642      3,642,681    (1,325,644)
--------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                          88,459        (95,956)      188,226
Cash at beginning of year                                             7,857         96,316           360
--------------------------------------------------------------------------------------------------------
Cash at end of year                                             $    96,316            360       188,586
--------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
  Interest paid                                                 $   745,860        696,718       643,822
--------------------------------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 1994, 1995, and 1996

1. Summary of Significant Accounting Policies

   a. Business Description

      International Lottery, Inc. (the Company) was incorporated in February 1990 under the laws of Ohio and was reincorporated under the laws of Delaware on March 18, 1994, and does business under the name Interlott. The Company designs, manufactures, leases, sells and services vending machines for use in connection with public lotteries operated by states and foreign public entities, as well as for use by providers of prepaid telephone cards.

   b. Inventories

      Inventories consist of parts and supplies, and vending machines assembled or in the process of assembly. Inventories are stated at the lower of cost or market, with cost determined by the first-in, first-out method.

   c. Property and Equipment

      Property and equipment are stated at cost. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The depreciable life utilized for leased machines is five years. Leasehold improvements are amortized on the straight-line method over the lease term.

   d. Product Development Rights

      Product development rights represent the exclusive rights to certain patents and other related manufacturing technologies to manufacture and assemble the instant ticket vending machines. The asset is amortized on the straight-line method over the lower of the remaining life of the patents or the estimated remaining life of the technology currently in use. Amortization is calculated over fifteen years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the asset balance over its remaining life can be recovered through projected undiscounted future results.

   e. Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   f. Revenue Recognition

      Revenue is recognized on machine sales during the period in which title to the machines has passed to the purchaser. Revenue is recognized on machine leases during the period in which the lease payment becomes due and is payable to the Company. Any future losses related to lease cancellations would be recorded in the period such losses become known and estimable.

   g. Research and Development Costs

      Research and development costs are charged to expense in the year incurred.

   h. Warranty Costs

      Provision for estimated warranty costs on machines sold is recorded at the time of sale and periodically adjusted to reflect actual experience.

   i. Net Income (Loss) Per Share

      Net income (loss) per share is based on the weighted average number of common shares outstanding during the year (2,901,108, 3,207,587 and 3,212,000 for the years ended December 31, 1994, 1995 and 1996, respectively).

   j. Use of Estimates

      Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2. Initial Public Offering

   On April 14, 1994, the Company issued an additional 1,050,000 common shares through its public offering. The proceeds, net of underwriter discount and offering expenses, were $10,435,153.

3. Inventories

   Inventories at December 31, 1995 and 1996 consist of the following:

                                               1995                     1996
                                           -----------------------------------
   Finished goods                          $1,043,766                1,634,657
   Work in process                            381,475                  322,515
   Raw materials and supplies               3,055,915                3,129,375
    Total inventories                      $4,481,156                5,086,547


4. Notes Payable

   In September 1995, the Company entered into a revolving credit facility with a finance company that permits the Company to borrow through September 1998 up to $12,500,000 at the prime interest rate plus 1.0% (9.25% at December 31, 1996). Draws against this facility are made in the form of demand notes. The Company must pay an annual commitment fee of .25% on the unused portion of the commitment and a monthly usage fee equal to .25% of the highest outstanding balance during each month. Borrowings under this agreement are collateralized by all assets of the Company and assignment of proceeds from lease agreements. No cash dividends may be declared or paid without prior written approval of the finance company. The Company may not redeem, retire, or otherwise reacquire shares of its stock from shareholders. At December 31, 1995 and 1996, the Company had borrowings of $8,551,156 and $7,230,171 outstanding, respectively, with an additional $5,269,829 available at December 31, 1996.

   5. Long-Term Debt

   The Company has the following long-term debt at December 31, 1995 and 1996:



Term note payable to a bank with final payment due February 20, 1998, payable in monthly installments of $448, including interest at a rate of
7.99% per annum. The note is collateralized by automotive equipment.           $10,628       5,969
--------------------------------------------------------------------------------------------------
Less current installments                                                        4,659       5,641
--------------------------------------------------------------------------------------------------
                                                                                $5,969         328
--------------------------------------------------------------------------------------------------
Aggregate principal repayment requirements of long-term debt for the years ending December 31 are as follows:
--------------------------------------------------------------------------------------------------
1997                                                                                        $5,641
1998                                                                                           328
--------------------------------------------------------------------------------------------------
 Total                                                                                      $5,969
--------------------------------------------------------------------------------------------------

6. Notes Payable - Related Parties

   The Company has the following notes payable to related parties at December 31, 1995 and 1996:


                                                           1995    1996
   Note payable to a stockholder due in
   annual installments equal to twenty-five
   percent (25%) of the net profits, if any,
   of the Company from its business
   operations as reported in the Company's
   annual financial statements prepared in
   accordance with generally accepted
   accounting principles. The payments shall
   begin on the first business day of the
   fourth month of the Company's fiscal
   year, for income tax purposes,
   immediately following (1) the payment of
   all debts of the Company outstanding as
   of September 25, 1992 and (2) the posting
   by the Company of retained earnings of a
   least $1,000,000 determined in accordance
   with generally accepted accounting
   principles, and continue on the same day
   each year until the principal and unpaid
   interest is paid in full. The note
   bears interest at the prime rate of Chase
   Manhattan Bank of New York (8.25% at
   December 31, 1996). The note is
   unsecured.                                          $400,000   400,000

   Note payable to a stockholder due and
   limited to twenty-five percent (25%) of
   the net profits of the Company, if any,
   from its business operations as reported
   in the Company's annual financial
   statements prepared in accordance with
   generally accepted accounting principles.
   The payments shall begin on the first
   business day of the fourth month of the
   Company's fiscal year, for income tax
   purposes, immediately following (1) the
   payments of all debts of the Company
   outstanding as of September 25, 1992; (2)
   the posting by the Company of retained
   earnings of at least $1,000,000
   determined in accordance with generally
   accepted accounting principles; and (3)
   payment in full of principal and interest
   due by the Company to a stockholder in
   the amount of $400,000. The note does not
   provide for any interest and is
   unsecured.                                            79,000    79,000
   ----------------------------------------------------------------------------
                                                       $479,000   479,000
   Less current position                                      -         -
   ----------------------------------------------------------------------------
                                                       $479,000   479,000
   ----------------------------------------------------------------------------


7.  Related Party Transactions

    Accounts payable - related parties are $113 and $306,529 at December 31, 1995 and 1996, respectively, and represent management fees and expenses payable to a Company owned 100% by the majority stockholder and parts expenses payable to an entity which is owned by a director.

    Amounts expensed related to the Company owned by the majority stockholder were $186,274, $135,566 and $73,321 for the years ended December 31, 1994, 1995 and 1996, respectively.

    The entity owned by a director supplies the Company with certain parts for its dispensing mechanisms. In addition, on January 13, 1994, the Company entered into a manufacturing and license agreement with this entity pursuant to which the Company purchased an exclusive license to make, use and sell pull-tab lottery ticket dispensing mechanisms produced by this entity. The Company had purchases from this entity which were charged to cost of revenues of approximately $1,168,000, $1,848,000 and $1,986,000 for the years ended December 31, 1994, 1995, and 1996, respectively.

    Interest expense arising from notes payable-related parties amounted to $282,206, $97,018 and $33,085 for the years ended December 31, 1994, 1995 and 1996, respectively.

8.  Lease Commitments

    The Company leases its office and manufacturing facilities under a noncancelable operating lease. This lease expires on June 30, 1999, and requires lease payments of $91,000 a year through expiration. Total rent expense under this lease approximated $82,800, $91,000 and $91,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

9.  Equipment Leases

    The Company leases instant ticket vending machines (ITVMs) to ten state lotteries. The leases generally provide for the lotteries to make monthly or quarterly payments for rentals of the ITVMs over various lease terms. At December 31, 1996, the Company had leases with these lotteries for 6,071 machines with a cost of $20,872,885 and accumulated depreciation of $9,932,487. These machines provide for monthly rental income of approximately $1,160,000 at December 31, 1996. The Company has a receivable of approximately $1,795,150 from these customers at December 31, 1996. There were no contingent rentals included in income during 1994, 1995 or 1996. Future minimum lease receipts for years ending after December 31, 1996 are as follows:


   ----------------------------------------------
   1997                               $ 9,326,000
   1998                                 3,182,000
   ----------------------------------------------
                                      $12,508,000
   ----------------------------------------------


10. Customer and Supplier Concentrations

    A significant portion of the Company's revenues are derived from a limited number of state lottery authorities or their representatives for the lease, sale or service of instant ticket vending machines. For the years ended December 31, 1994, 1995 and 1996, one customer generated 70%, 55% and 45%, respectively, of the machine lease revenues. While a current lease contract with this customer expires in June, 1997, the Company is of the opinion that the remaining minimum lease receipts under such contract plus the salvage value of the machines' components will be sufficient to recover the net book value recorded for such machines at December 31, 1996, if the contract is not renewed. In addition, single state contracts generated 61%, 67% and 69% of the machine sales revenues for the years ended December 31, 1994, 1995 and 1996. Future revenue from machine sales are dependent upon winning awards in a competitive bidding process.

    The Company currently purchases certain components used in its vending machines, including components used in its burster mechanism and its bill acceptor mechanism, from single suppliers. The purchase of components from outside suppliers on a sole source basis subjects the Company to certain risks, including the continued availability of suppliers, price increases and potential quality assurance problems. Because other suppliers exist that can duplicate these components should the Company elect or be forced to use a different supplier, the Company does not believe that any such change in suppliers would result in the termination of a production contract. However, the Company could experience a delay of 30 to 60 days in the production of vending machines should it elect or be forced to use other suppliers for these components. Any delay of more than 30 to 60 days could adversely affect the Company's ability to make timely deliveries of vending machines and to obtain new contracts.

11. Non-Recurring Expenses

    During 1994, the Company recorded a $250,000 provision for various legal claims, including attorneys' fees and costs.

    In addition, during 1994, the Company entered into a compensation agreement with a director for services related to his role as chairman of a board committee, which evaluated the strategic financial alternatives for the Company. The total value of the compensation agreement of $120,000 was paid with a combination of cash and the Company's common stock.

12. Income Taxes

    Income tax expense (benefit) is summarized as follows:



                                                                  December 31
------------------------------------------------------------------------------------------
                                                        1994           1995         1996
------------------------------------------------------------------------------------------
Current                                             $       -             -        263,000
Deferred                                                    -             -       (456,000)
------------------------------------------------------------------------------------------
  Total                                             $-      -             -       (193,000)
------------------------------------------------------------------------------------------
A reconciliation of income tax expense benefit in relation to the amounts computed by application of the U.S. federal income tax rate of 34% to pretax income (loss) follows:
Federal income tax expense (benefit)
at the statutory rate                              $(317,000)      676,000        383,000

Increase (reduction) in income taxes resulting from:

Change in the beginning-of-the-year
balance of the valuation allowance
for the deferred tax assets allocated
to income tax expense.                                253,000      (713,000)      (672,000)

Amortization of product development rights             25,000        25,000         25,000

Officer life insurance                                 23,000             -              -

State and local taxes, net of federal benefit               -             -         63,000

Other                                                  16,000        12,000          8,000
------------------------------------------------------------------------------------------
                                                      $     -             -       (193,000)
------------------------------------------------------------------------------------------


The tax effects of temporary
differences that give rise to
significant portions of the deferred
tax assets and deferred tax liabilities
at December 31, 1995 and 1996 are
presented below:

                                                  1995       1996
-----------------------------------------------------------------
      Deferred tax assets:
        Bad debt allowance                   $  34,000     39,000
        Warranty costs                          31,000     12,000
        Net operating loss carryforwards       678,000    510,000
        Other, net                            (71,000)   (105,000)
-----------------------------------------------------------------
            Total gross deferred tax assets    672,000    456,000
            Less valuation allowance          (672,000)         -
-----------------------------------------------------------------
            Net deferred tax asset           $       -    456,000
-----------------------------------------------------------------


    The valuation allowance for deferred tax assets as of December 31, 1995, was $672,000. The net change in the valuation allowance for the years ended December 31, 1995 and 1996 was a decrease of $713,000 and $672,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future income, and tax planning strategies in making this assessment.

    At December 31, 1996, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $1,500,000 which are available to offset future Federal taxable income, if any, through 2009. However, due to an ownership change on September 25, 1992, utilization of these carryforwards is subject to certain annual limitations.

13. Preferred Stock

    The Company's preferred stock is nonparticipating and has no rights to dividends. The holders of the preferred stock are entitled to sell to the Company all of their shares of preferred stock at a price of $1.00 per share upon (i) the payment of all debts of the Company outstanding as of September 25, 1992, (ii) the reporting by the Company of retained earnings of at least $1,000,000 determined in accordance with generally accepted accounting principles, and (iii) the payment in full by the Company of a promissory note in the original amount of $400,000 to a related party. Due to the redemption feature of the preferred stock, it has been classified separately from stockholders' equity in the Company's balance sheet.

    The Company may, at its discretion, redeem all or part of the outstanding preferred stock at any time. The redemption price for the preferred stock is $1.00 per share and may be payable in the form of a promissory note.

14. Stock Incentive Plans

    In March 1994, the Company and its Board of Directors approved and adopted the Company's 1994 Stock Incentive Plan and the Company's 1994 Directors' Stock Incentive Plan (collectively, the "Plans"), which became effective at the date of the initial public offering. The Plans provide for the issuance of up to 260,000 shares of common stock to officers, employees, consultants and other supporters of the Company and up to 60,000 shares of common stock to nonemployee directors of the Company. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. Options may be exercised subject to a vesting schedule which provides for the vesting each year for a period of four years subject to the recipient's continued employment or service to the Company, and must be exercised within 10 years after that date.

    As permitted by SFAS No. 123, the Company applies the intrinsic value method prescribed by APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized in the accompanying statements of operations.

    A summary of the status of the Company's stock option plans as of December 31, 1994, 1995, and 1996 and the changes therein for the years then ended is presented below:

                            1994             1995            1996
      -----------------------------------------------------------------------
                                  Weighted        Weighted          Weighted
                                  Average         Average           Average
                                  Exercise        Exercise          Exercise
                         Shares    Price   Shares   Price   Shares    Price
      -----------------------------------------------------------------------
      Outstanding
       at beginning
       of year               -- $   --   49,975  $11.50  131,725    $ 9.66
      Granted            49,975  11.50   81,750    8.54   15,500      7.00
      Exercised              --     --       --      --       --        --
      Forfeited              --     --       --      --       --        --
      -----------------------------------------------------------------------
      Outstanding at
      end of year        49,975  11.50  131,725    9.66  147,225      9.38
      -----------------------------------------------------------------------
      Options
       exercisable
       at year-end           --     --   14,494   10.79   46,926     10.05
      -----------------------------------------------------------------------
      Weighted-average
       fair value
       of options
       granted during
       the year           $5.00           $6.22              N/A
      -----------------------------------------------------------------------

      Had compensation cost for options granted during 1995 and 1996 been determined consistent with the fair value methodology of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts presented below:


                                                     1995           1996
          ----------------------------------------------------------------
          Net income          As reported        $1,987,219      1,320,597
                              Pro forma           1,898,908      1,307,807


          Earnings per share  As reported               .62            .41
                              Pro forma                 .59            .41
          ----------------------------------------------------------------



    The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is recognized over the options' vesting period of four years and compensation cost for options granted prior to January 1, 1995 is not considered.

    The fair value of options granted during 1995 and 1996 for purposes of the accompanying pro forma disclosures is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions: no dividends paid, as it has been the Company's policy not to declare or pay dividends since its initial public offering in 1994 and the Company does not anticipate paying dividends in the foreseeable future; expected volatility of 52% based on the calculated volatility of the Company's stock since its initial public offering; risk-free rates of return of 7.46% and 6.66%, respectively; and expected lives of 10 years.

                  Options Outstanding                Options Exercisable
    -----------------------------------------------------------------------
       Range                 Weighted-Avg.
        of                    Remaining  Weighted-Avg.         Weighted-Avg.
     Exercise      Number    Contractual   Exercise      Number Exercisable
      Prices    Outstanding     Life        Price     Exercisable   Price
    -----------------------------------------------------------------------
     $6.38 - 8.63    97,250        10.0 yrs  $ 8.30       21,938     $ 8.39
     11.50           49,975         8.9       11.50       24,988     11.50
    -----------------------------------------------------------------------
                    147,225         9.6      $ 9.38       46,926     $10.05
    -----------------------------------------------------------------------


15. Commitments and Contingent Liabilities

    Purchase Commitments

    As of December 31, 1996, the Company had outstanding purchase commitments for raw materials of approximately $5,518,000, of which $4,698,000 and $456,000 are used in the manufacturing of instant ticket and prepaid long distance telephone card vending machines, respectively. Management intends to fill these orders as machines are produced. While the market for the instant ticket vending machines has been proven, the prepaid long distance telephone card market is new and difficult to predict. No estimate can be made of a range of loss on commitments or inventories that is reasonably possible should the prepaid long distance telephone card market not prove successful for the Company.

CORPORATE DATA AND
SHAREHOLDER INFORMATION

HEADQUARTERS

International Lottery, Inc.
6655 Creek Road
Cincinnati, OH 45242
(513) 792-7000

INVESTOR INQUIRIES

Chief Financial Officer
6665 Creek Road
Cincinnati, OH 45242
(513) 792-7000

REGISTRAR AND TRANSFER AGENT

First Union National Bank
230 South Tryon Street
Charlotte, NC 28288-1154

DIRECTORS

L. Rogers Wells, Jr.
Chairman of the Board and CEO

Edmund F. Turek
President

Gary S. Bell
Secretary and Treasurer

Kazmier J. Kasper
President, Algonquin Industries, Inc.
a manufacturer of metal and machined parts

H. Jean Marshall
Vice President, Marketing

John J. Wingfield
Mgr., A.G. Edwards & Sons, Inc., Louisville an investment banking company

W. Whitlow Wyatt
Chairman of the Board and CEO
Altama Delta Corporation
a manufacturer of boots

OFFICERS

L. Rogers Wells, Jr.
Chairman of the Board and CEO

Edmund F. Turek
President

David F. Nichols
Senior Vice President

Gary S. Bell
Secretary and Treasurer

H. Jean Marshall
Vice President, Marketing

Jerome J. Cain
Chief Financial Officer

                 [Portraits of all officers and board members
L. Rogers Wells, Jr. Edmund F. Turek   Gary S. Bell     Kazmier J. Kasper  H.
Jean Marshall  John J. Wingfield  W. Whitlow Wyatt David F. Nichols  Jerome J.
                                     Cain]

CORPORATE COUNSEL

Alston & Bird LLP
Atlanta, Georgia

Taft, Stettinus  & Hollister
Cincinnati, Ohio

INDEPENDENT AUDITORS

KPMG Peat Marwick LLP
Louisville, Kentucky

The Company's Common Stock has been traded on the American Stock Exchange under the Symbol "ILI" since the Companys initial public offering of Common Stock in April 1994. Prior to the initial public offering, there was no established trading market for the Company's Common Stock. The following tables show the high and low closing sale prices per share for the Common Stock as reported by the American Stock Exchange for the periods indicated:




1995                    HIGH            LOW
First Quarter           10              7  3/8
Second Quarter           8  1/8         6  1/4
Third Quarter           11  1/4         5  3/4
Fourth Quarter          13  5/8         7  7/16

1996
                        HIGH            LOW

First Quarter           11              8
Second Quarter          12  3/4        10  1/2
Third Quarter           11              6  1/2
Fourth Quarter           8  5/8         6 13/16


At March 24, 1997, there were 81 stockholders of record and an unknown number of beneficial owners holding stock in nominee or "street" name. The Company has paid no cash dividends on its Common Stock and currently intends to retain all future earnings for use in the development of its business. The consent of Princeton Capital Finance Company is required before the Company may pay cash dividends on its Common Stock.

FORM 10-K: A copy of the Company's 1996 Annual Report in Form 10-K, as filed with the Securities and Exchange Commission, is available, without exhibits, free of charge to shareholders. Requests should be addressed to:

SHAREHOLDER RELATIONS
INTERNATIONAL LOTTERY, INC.
6665 Creek Road
Cincinnati, OH 45242

The 1997 Annual Meeting will be held at The Best Western Blue Ash Hotel and Conference Center, Cincinnati, Ohio, on May 8, 1997 at 10:00am, local time.