Form 10-K405, Exhibit 13
period 1997-12-31
INTERLOTT TECHNOLOGIES INC
filed 1998-03-31
CIK 873998

                                 ANNUAL REPORT


PHOTO: Woman on phone holding phone card

PHOTO: Woman holding VISA(R) cash card

PHOTO: Man holding lottery tickets


                              VISIT OUR WEBSITE...
                               WWW.INTERLOTT.COM



PHOTO: Hand removing phone card from PCDM

PHOTO: Hand removing smart card from SCDM

PHOTO: Hand removing Instant Ticket from ITVM


                                 TO DISTRIBUTE
                            DISPENSING TECHNOLOGIES
                       THE SCIENCE OF TECHNICAL PROCESSES


 Table of Contents
-----------------------------------------------------------
 To Our Stockholders                                    1
-----------------------------------------------------------
 Lottery                                                3
-----------------------------------------------------------
 Phone Card and Other Card Markets                      4
-----------------------------------------------------------
 International Markets                                  6
-----------------------------------------------------------
 Selected Financial Data                                7
-----------------------------------------------------------
 Management's Discussion & Analysis                     7
-----------------------------------------------------------
 Financial Statements                                  10
-----------------------------------------------------------
 Corporate Data & Stockholder Information              17
-----------------------------------------------------------


                      [INTERLOTT TECHNOLOGIES, INC. LOGO]
inside front cover/1 3/26/98 4:09 PM Page 1



During the first quarter of 1997, the Board of Directors of International Lottery, Inc. voted to change the name of the Company to Interlott Technologies, Inc. to better reflect and communicate our expertise with high technology dispensing devices for an unlimited variety of applications. Current trends in product line interest indicate imminent shifts from the present income revenue breakdown of [ ] 87% Lottery, [ ]3% Phone Card, [ ]9% Service Contracts, and [ ] less than 1% other interests, to a more balanced distribution of revenue sources.

Interlott Technologies, Inc. (dba Interlott) designs, manufactures, sells, leases and services dispensing machines for the lottery, telecommunications and financial services industries. Interlott is the leading provider of Instant Ticket Vending Machines (ITVMs) and Pull Tab Vending Machines (PTVMs) for U.S. and international lotteries. Interlott continues to offer a full line of Phone Card Dispensing Machines (PCDMs) and Smart Card Vending Machines (SCDMs), as well.


PHOTO:
Thomas W. Stokes
Jerome J. Cain, and
David F. Nichols


To our Stockholders:

PHOTO:
Portrait of L. Rogers
Wells, Jr.



Dear Fellow Stockholders:

I am pleased to report that 1997 was a continuation of our growth as a premier provider of dispensing technologies. We continue to broaden our leading position in the lottery industry, while expanding our presence in the high potential telephone market and experiencing substantial growth in interest and activity in the international marketplace. All of these activities have combined to provide strong financial results.

Pre-tax income more than doubled on a 3% revenue increase illustrating the value of our emphasis on leasing rather than selling our dispensing equipment. Cash flow from operations (net income plus depreciation and amortization) increased to a new high of $5,595,062 or $1.74 per share. The 10% increase in net income is significant when the tax rate of 40% for 1997 is compared to the tax benefit rate of 17% in 1996.

During 1997, we deployed machines, under leases to Florida, Kansas, and New Mexico, in addition to deploying machines under a new lease contract to Ohio. Also, during 1997 we were chosen to provide machines to the District of Columbia Lottery and were awarded the new contract for additional machines to be provided to the Maryland Lottery. In total, we are now the vendor of choice in 22 of 32 U.S. lotteries employing vending technology for their instant/scratch-off ticket program.

The majority of machines deployed in 1997 were our twelve bin instant ticket vending machines, which provide the retailer with a greater variety of tickets being sold through our vending technology while using less floor space than our previous eight game models. We also provided to the Kansas Lottery our new pull tab/break open ticket dispensing equipment, and early results indicate that this machine continues the success in increasing sales that our other models have provided to the lotteries.

International interest in our vending technology increased during 1997, with machines being shipped to Denmark, Iceland, Ireland, and Israel. We fully anticipate continued growth in the international marketplace during 1998 and beyond.

During 1997 the popularity of prepaid telephone cards expanded significantly with sales of the cards in the U.S. reaching $1 billion and industry expectations of a market in the U.S. for the cards exceeding $2.5 billion by the year 2000. We believe that this industry expansion will drive the demand for dispensing technology similar to the growth in the lottery industry.

In 1997 the Company changed its name to Interlott Technologies, Inc. to reflect the Company's growing diversity as a provider of leading-edge dispensing technologies for a variety of industries worldwide. In 1998 our goal will be to accelerate the growth of our new markets, while further developing our core lottery business, leveraging Interlott's position as a premier provider of dispensing technology and products. We will continue to place an emphasis on leasing rather than selling equipment to build on our annuity of future revenues which should enhance profitability and stockholder value.

In May, I was proud to announce that our Board of Directors appointed David F. Nichols president of the Company. He replaced Edmund F. Turek, our founder and a great contributor to the development of Interlott, who now serves as vice chairman. I can think of no one more qualified than David to run our day-to-day operations. He spearheaded our entry into many of our new markets and was a leader in cultivating our lottery business.

On behalf of management and our Board of Directors, I would like to express our appreciation for the continued support of Interlott's employees, customers, vendors, and stockholders. I look forward to reporting upon further progress in 1998.


/s/ L. Rogers Wells, Jr.
Sincerely,



L. Rogers Wells, Jr.
Chairman of the Board and
Chief Executive Officer

1

[PAGE] 2

*PHOTO:

 OH 12 game ITVM
 WI  8 game ITVM and
 KS  8 game PTVM

                                     LOTTERY

Sales of instant scratch-off tickets constitute nearly 50% of the revenue earned by U.S. lotteries annually. But with over-the-counter sales, the popularity and profitability of instants has been overshadowed by the time consuming transactions, lack of security, and labor-intensive accounting incurred by retailers. Interlott's ITVM revolutionized instant ticket sales when introduced in 1990, and our complete product line continues to multiply sales nearly a decade later. Interlott ITVMs showcase up to twelve instant games while providing complete security and detailed sales reports to lottery retailers. Our patented bursting mechanism, which cleanly separates each ticket from the fanfolded ticket pack without cutting or tearing, is the key feature that sets Interlott's ITVMs apart from the competition. Twenty-two of the 32 states that utilize ITVMs designate Interlott as their vendor of choice.


PHOTO: Interlott's patented burster


Successful ticket sales, ITVM reliability, and efficient maintenance resulted in several new contract awards, contract renewals, and additional ITVM orders during 1997. Interlott sold or leased ITVMs to four new states while receiving substantial orders for additional equipment from eight existing customers. The Ohio Lottery has leased Interlott ITVMs since early in 1992. During this time, more than 300 million tickets have been dispensed through our ITVMs, returning over $85 million to the state after payouts and administrative costs. The Florida Lottery kicked off 1997 with the installation of 500 twelve game ITVMs statewide. Players enjoyed the new convenience so much that instant sales shot up 22% over 1996 figures.

Success stories like these have prompted lotteries such as Kansas, Iowa and Indiana to look to ITVMs to promote slower moving, lower margin lottery products such as pull tabs or break open tickets. Interlott offers the most compact and efficient PTVMs available to date. In the first weeks after installation of just 50 PTVMs, Kansas' pull tab sales were boosted by over $100,000, an increase of over 50%. All indications are that other states will follow suit in 1998.

Through technological innovation, we continue to focus on expansion of equipment features, reduction of floor space required, and attraction of the greatest number of players. The Ohio Lottery has been the first in the nation to take advantage of the dial-up modem capabilities of our ITVMs. Each newly installed ITVM is capable of calling up the central host system to transmit detailed daily and lifetime sales data. The lottery is able to analyze this valuable information on an ongoing basis to determine not only what types of locations are best for instant sales, but specifically which games are the most popular.

PHOTO: Interlott 12 game ITVM
Installing the first 500 new Interlott 12 game ITVMs in Florida during the first quarter of 1997 sent positive shock waves from retailer locations straight to the lottery's profit column.

PHOTO: Interlott PTVM advertisement
State lotteries are amazed to find that boosting pull tab sales is as easy as installing an Interlott PTVM along side of an Interlott ITVM. Our advertisement supports this growing trend.

GRAPH: Percentage of lotteries that utilize ITVMs
69% of the U.S. lotteries that utilize ITVMs designate Interlott as their vendor of choice.

PHOTO: Service representative pushing keypad
The majority of our lottery customers also have service contracts with us to provide preventative maintenance and on-site repair. These contracts accounted for 9% of overall revenue in 1997.

PHOTO: Man and woman viewing chart on computer screen
The dial-up modem capability of our ITVMs provides invaluable up-to-the-minute sales data to lotteries for detailed marketing analysis.

                                    PHONECARD

                             AND OTHER CARD MARKETS

If 1997's rising interest in PCDMs is any indication of future market potential, then Interlott's patience is in line for a payoff. More frequent inquiries and test machine orders are leading to a steady increase in purchased or leased PCDMs, more notably by the top four telecommunications companies but also by many start-up phone card companies which have built revenue and reputation from over-the-counter sales. Sales to these younger companies represent more than half of Interlott's PCDM sales in 1997. It is becoming almost imperative for long distance carriers to offer PCDMs to their vendors as viable solutions to security and administrative concerns connected with handling this higher priced, profitable product.

Since their introduction to the U.S. in the early 1990's, prepaid phone cards have received measurable success with annual growth rates of more than 33%. Industry estimates for 1998 revenues are ranging from $750 million to $1.3 billion, with sales predicted to reach $2.5 billion by the year 2000. With the increased installation of PCDMs, the effect on overall sales figures is becoming more apparent, as shown in the charts below. Paralleling our position as of 1992 with the growth level of ITVMs in the lottery industry, we anticipate significant growth in PCDM sales. We did it before and we believe we can do it again.

PHOTO: Montage of plastic cards

OTHER CARD MARKETS

Our unique, patented ShurShuttle(R) dispensing mechanism dispenses individual paper or plastic cards of any thickness without jamming. The beauty of this mechanism is that it can be "housed" in any secure cabinet for installation in virtually any environment where the need for card vending becomes apparent: public transit and parking cards, theme park debit cards, and smart cards for closed systems such as military bases and college campuses. In such locations where smart cards can be used for nearly all purchases and transactions, the initial investment in vending and validation equipment is necessary and immediately appreciated. Familiarity with such systems in these environments is paving the way for comfortable acceptance of the smart card, as we steadily move toward a society less dependent on cash.

In contrast, an antiquated phone system in Europe coupled with the high cost of processing credit card transactions, has forced Europeans to accept and use smart cards as cash on a daily basis, while Americans have been slower to embrace the idea. Several ongoing tests are being conducted across the country. Interlott remains the only VISA(R) certified provider of smart card dispensing machines. With U.S. sales of smart cards expected to approach $600 million by the year 2000, up from merely $15 million in 1996, we wait patiently for the market to catch up with our advanced technology.

PHOTO: Speedway DC4 PCDM
PCDM sales to start-up phone card companies, which are finding it necessary to provide secure, dependable dispensing solutions for their vendors, increased dramatically in 1997.

PHOTO: King's Island DC2 PCDM
Several card vending test studies are being conducted in controlled, closed environments. Results will be evaluated closely by all those involved.

PHOTO: Close-up of ShurShuttle(R) mechanism
Any paper or plastic card can be efficiently dispensed by means of our patented ShurShuttle(R) dispensing technology for a limitless variety of end users.

PHOTO: CPC2 PCDM
The Interlott CPC2 was engineered and designed for use at retail checkouts where counter space is at a premium.

PHOTO: Woman removing card from SCDM
Interlott is the only VISA(R) certified provider of smart card dispensing machines.

PHOTO: Woman holding phone card talking on phone in front of both a DC4 and DC2 PCDM

                                  INTERNATIONAL

                                     MARKETS

The year 1997 was one of realization for foreign markets, both in the lottery and the telecommunications industries. ITVMs were proven to be very successful tools in selling instant lottery tickets in the U.S. This success was recognized by the 50 or more international lotteries that also market instant tickets. Simply stated, in the early years, the Interlott sales team had to knock on their doors to present the benefits and features of our ITVM and PCDM lines. In contrast, the end of 1997 found lotteries from all corners of the world knocking on our door with inquiries about every aspect of our product lines and performance results.

Iceland, Ireland, Norway, and Spain have purchased equipment and are witnessing very positive sales results. Post-test contracts are currently being negotiated with several other countries. Quebec in early 1998 became the first of our Canadian neighbors to award Interlott a contract for the purchase of ITVMs. The economic status of the progressive Western European lotteries is nearly a mirror image of those in the U.S. Interest by Western European lotteries in ITVMs, therefore, is extremely keen.

The stabilizing of economies in South American countries has been very positive for Interlott. In late 1996, Interlott entered into an agreement with Garza Argentina to manufacture PCDMs for distribution throughout South America. This agreement to participate with a leading fabrication firm in South America allows Interlott to distribute our product throughout the region at a more favorable cost to Interlott. Desire for Interlott's proprietary dispensing technology is expanding worldwide, particularly in the telecommunications and financial services industries. This interest, combined with the growing popularity of public lotteries in many foreign countries, should enhance the international market opportunities available to Interlott in the future.

PHOTO: Iceland 6 game ITVM
Six game ITVMs are working to increase instant ticket sales in Iceland.

PHOTO: Telerj 2 bin PCDM
PCDMs have been distributed throughout South America.

PHOTO: 8 game ITVM for Israel
The National Lottery of Israel has received an initial order of ITVMs.

                             SELECTED FINANCIAL DATA

----------------------------------------------------------------------------------------------------------
                                                                  Year Ended
----------------------------------------------------------------------------------------------------------
                                     Dec.31         Dec. 31         Dec. 31        Dec. 31        Dec. 31
                                      1993           1994            1995           1996           1997
----------------------------------------------------------------------------------------------------------
Revenues
----------------------------------------------------------------------------------------------------------
  Machine sales                   $ 3,688,528         40,650       9,746,339      5,596,698      4,567,441
----------------------------------------------------------------------------------------------------------
  Machine leases                    3,335,420      6,093,528       9,132,132     11,766,623     12,828,823
----------------------------------------------------------------------------------------------------------
  Other                               199,785        250,442         435,137      1,235,368      1,669,160
----------------------------------------------------------------------------------------------------------
Net revenues                        7,223,733      6,384,620      19,313,608     18,598,689     19,065,424
----------------------------------------------------------------------------------------------------------
Net income (loss)                     276,907       (932,100)      1,987,219      1,320,597      1,451,654
----------------------------------------------------------------------------------------------------------
Net income (loss) per share(1)           0.13          (0.32)           0.62           0.41           0.45
----------------------------------------------------------------------------------------------------------
Depreciation and amortization       1,028,844      1,884,855       2,982,547      3,902,387      4,143,408
----------------------------------------------------------------------------------------------------------
Leased ITVMs, less
accumulated depreciation            4,556,743      8,392,946      10,779,929     10,940,398     14,740,642
----------------------------------------------------------------------------------------------------------
Total assets                       10,236,989     15,020,321      20,483,686     20,992,733     24,874,884
----------------------------------------------------------------------------------------------------------
Total debt                         10,750,614      5,398,103       9,040,784      7,715,140     12,545,661
----------------------------------------------------------------------------------------------------------
Redeemable preferred stock          1,335,000      1,335,000       1,335,000      1,335,000      1,335,000
----------------------------------------------------------------------------------------------------------

                       MANAGEMENT'S DISCUSSION & ANALYSIS

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

The Company historically has experienced fluctuations in its financial results due to its dependence upon a relatively small number of customers, and the unpredictable nature, timing and results of the lotteries' contract bid and award process. The Company's revenues and capital expenditures can vary significantly from period to period because the Company's sales cycle may be relatively long and because the amount and timing of revenues and capital expenditures depend on factors such as the amount and timing of awarded contracts, changes in customer budgets and demands, and general economic conditions. Operating results may be affected by the lead time sometimes required for business opportunities to result in signed lease or sales agreements, working capital requirements associated with manufacturing ITVMs pursuant to new orders, increased competition and the extended time that may elapse between the award of a contract and the receipt of revenues from the sale or lease of ITVMs.


RESULTS OF OPERATIONS

The table at right presents selected financial information derived from the Company's statements of income expressed as a percentage of revenues for the years indicated.


                                                            Year Ended
                                                    ----------------------------
                                                    Dec. 31   Dec. 31    DEC. 31
                                                      1995      1996       1997
Revenues
--------------------------------------------------------------------------------
  Machine sales                                       50.5%     30.1%      24.0%
--------------------------------------------------------------------------------
  Machine leases                                      47.3      63.3       67.3
--------------------------------------------------------------------------------
  Other                                                2.2       6.6        8.7
--------------------------------------------------------------------------------
   Total revenues                                    100.0     100.0      100.0
--------------------------------------------------------------------------------
Cost of revenues, excluding depreciation              52.3      47.6       41.5
--------------------------------------------------------------------------------
Depreciation                                          14.7      20.3       20.8
--------------------------------------------------------------------------------
Gross margin                                          33.0      32.1       37.7
--------------------------------------------------------------------------------
Selling, general and administrative expenses          18.3      18.6       18.3
--------------------------------------------------------------------------------
Research and development costs                          .8       3.6        2.9
--------------------------------------------------------------------------------
Operating income                                      13.9       9.9       16.5
--------------------------------------------------------------------------------
Interest expense, net                                  3.6       3.8        3.7
--------------------------------------------------------------------------------
Income before income taxes                            10.3       6.1       12.8
--------------------------------------------------------------------------------
Income taxes                                            --      (1.0)       5.2
--------------------------------------------------------------------------------
Net income                                            10.3%      7.1%       7.6%
--------------------------------------------------------------------------------





SUMMARY QUARTERLY FINANCIAL DATA

Quarterly financial data for the years ended December 31, 1997 and 1996 shown here (in thousands, except for per share data).


1996                                      FIRST     SECOND      THIRD     FOURTH
--------------------------------------------------------------------------------
Net sales                                $4,544      5,324      4,089      4,642
--------------------------------------------------------------------------------
Gross profit                              1,521      1,601      1,392      1,449
--------------------------------------------------------------------------------
Net earnings                                166        435        288        432
--------------------------------------------------------------------------------
Basic earnings per share                   0.05       0.14       0.09       0.13
--------------------------------------------------------------------------------
Diluted earnings per share                 0.05       0.13       0.09       0.13
--------------------------------------------------------------------------------

1997                                      FIRST     SECOND      THIRD     FOURTH
--------------------------------------------------------------------------------
Net sales                                $4,164      6,931      3,841      4,129
--------------------------------------------------------------------------------
Gross profit                              1,232      2,478      1,527      1,941
--------------------------------------------------------------------------------
Net earnings                                 30        777        208        437
--------------------------------------------------------------------------------
Basic earnings per share                   0.01       0.24       0.06       0.14
--------------------------------------------------------------------------------
Diluted earnings per share                 0.01       0.24       0.06       0.13
--------------------------------------------------------------------------------



The Company recognized revenues from foreign sources of $44,332, $60,961 and $431,714 for the years ended December 31, 1995, 1996, and 1997, respectively.

1996 COMPARED TO 1997

Total revenues increased by $466,735 or 3% from $18,598,689 in 1996 to $19,065,424 in 1997, due primarily to a $1,062,200 increase in lease revenues accompanied by a $433,792 increase in other revenues offset by a $1,029,257 decrease in sales of ITVMs and PCDMs. Revenues from leases increased by 9% from $11,766,623 in 1996 to $12,828,823 in 1997, resulting from the continuation of leases in nine states with the addition of leases in three states, and the renewal of a lease in another state which had reached the conclusion of the original term. Revenues from sales decreased by 18% from $5,596,698 in 1996 to $4,567,441 in 1997, as a result of a decrease from 1,254 ITVMs and PCDMs sold in 1996 to 821 ITVMs and PCDMs sold in 1997. The decrease of units sold was partially offset by a greater number of higher priced units sold in 1997 as compared to those sold in 1996. The total number of ITVMs and PCDMs under lease increased to 6,834 in 1997 as a result of deployment of 1,547 units, offset by the retirement of 833 units. Lease revenues were 63% and 67% of total revenues for 1996 and 1997, respectively. Revenues from sales of ITVMs and PCDMs were 30% and 24% of total revenues in 1997 and 1996, respectively. Other revenues increased by 35% from $1,235,368 in 1996 to $1,669,160 in 1997 as ITVMs were deployed in one additional state and machines deployed prior to 1997, generated revenue for the entire year.

Cost of revenues for machine sales and other decreased 28% from $6,052,763 in 1996 to $4,378,669 in 1997. This decrease reflects the 35% decrease in number of machines sold in 1997, offset by the higher cost of the higher priced units sold in 1997. Cost of revenues for leased ITVMs and PCDMs, excluding depreciation, increased 26% from $2,839,162 in 1996 to $3,584,017 in 1997. The increase in cost of leased revenues was the result of higher warranty parts costs and higher personnel and subcontractor costs related to the larger number of machines deployed during 1997. Cost of lease revenues, excluding depreciation, includes all costs of preventative maintenance and warranties under various service agreements for all ITVMs leased by the Company.

Depreciation of ITVMs and PCDMs increased by 4% from $3,744,065 in 1996 to $3,924,244 in 1997. The increase was lower than the related increase in number of ITVMs and PCDMs, as certain units had been fully depreciated by the end of 1996.

Selling, general and administrative expenses increased 1% from $3,461,364 in 1996 to $3,492,020 in 1997. Selling, general and administrative expenses as a percentage of revenues, decreased slightly from 19% in 1996 to 18% in 1997.

Research and development costs decreased by 18% from $665,449 in 1996 to $545,039 in 1997. This decrease resulted from the wind-down of major projects such as the SCDM. The Company maintains its philosophy of using contractors as the primary source of research and development efforts, allowing the Company to focus its expenditures on the technical expertise necessary to accomplish the specific project.

Operating income increased by 71% from $1,835,886 in 1996 to $3,141,435 in 1997. This increase resulted from the continuing benefit of revenues derived from machines deployed in prior periods, including machines which had been fully depreciated, combined with the control of operating expenses.

Net interest expense decreased by 1% from $708,289 in 1996 to $701,381 in 1997. The decrease reflects the increased interest income associated with the first lease which has been recognized as a sales type lease rather than an operating lease. To a lesser extent, interest expense was affected by the reduced interest rate of the new credit facility entered into in October 1997.

The significant change in income taxes resulted from the Company having used available loss carryovers in 1996 and as a result, incurring taxes at an effective tax rate of 40% in 1997.

As a result of the above factors, the Company's net income increased by 10% from $1,320,597 in 1996 to $1,451,654 in 1997.


1995 COMPARED TO 1996

Total revenues decreased by $714,919 or 4% from $19,313,608 in 1995 to $18,598,689 in 1996, due primarily to a $4,149,641 decrease in sales of ITVMs and PCDMs, offset by a $2,634,491 increase in lease revenues and a $800,231 increase in other revenues. Revenues from sales of ITVMs and PCDMs decreased by 43% from $9,746,339 in 1995 to $5,596,698 in 1996 corresponding to a decrease of 910 units from 2,164 ITVMs sold in 1995 to 1,103 ITVMs and 151 PCDMs sold in 1996. Lease revenues increased by 29% from $9,132,132 in 1995 to $11,766,623 in 1996, due to leases of ITVMs to the Arizona, Colorado, Georgia, Indiana, Iowa, Maine, New Hampshire, Ohio, Rhode Island, and Texas lotteries. The total number of ITVMs under lease increased by 1,043, or 21%, from 5,072 at December 31, 1995 to 6,115 at December 31, 1996. As a percent of total revenues, lease revenues were 47% and 63%, while sales revenues were 50% and 30%, in 1995 and 1996, respectively. The increase in lease revenues and decrease in sales revenues from 1995 to 1996 is due primarily to the cumulative effect of the incremental revenue from machines deployed under leases in 1996 added to continuing revenues from machines deployed under leases in 1995 and prior, combined with the decrease in the number of units sold in 1996, as compared to the number of units sold in 1995. This trend reflects the Company's emphasis on leasing of equipment. Other revenues increased by $800,231 from $435,137 in 1995 to $1,235,368 in 1996, a 184% increase. This increase is the result of the continued maintenance revenues from ITVMs deployed under the Maryland and New York contracts and sales of replacement parts to the Kentucky, Oregon, and West Virginia lotteries.

Cost of revenues for machine sales and other decreased by $2,055,814, or 25%, from $8,108,577 in 1995 to $6,052,763 in 1996. This decrease reflects a 42%
decrease in units from 1995 to 1996, partially offset by an increase in the number of higher priced units sold during 1996. Cost of revenues for leased ITVMs, excluding depreciation, increased by $846,909 from $1,992,253 in 1995 to $2,839,162 in 1996, a 43% increase. As a percentage of lease revenues, cost of revenues for leased ITVMs, excluding depreciation, increased from 22% in 1995 to 24% in 1996. The 27% increase in cost of revenues of leased equipment from 1995 to 1996 was primarily due to an increase in warranty parts cost and service subcontract costs resulting from the greater number of machines deployed. Cost of lease revenues, excluding depreciation, includes all costs of preventive maintenance and warranties under various service agreements for all ITVMs leased by the Company.

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

Research and development costs increased by $520,139, or 358%, from $145,310 in 1995 to $665,449 in 1996. This increase reflected the continuing development of the Company's SCDM and the initial development of two variations of the Company's ITVM dispensing technology to meet the perceived needs of the lottery industry. The increased expenditures were primarily amounts paid to contractors, in line with the Company philosophy that the use of contractors does not commit the Company to continuing expenses at the completion of the project.

Operating income decreased by $849,000 or 32%, from $2,684,887 in 1995 to $1,835,886 in 1996. When revenue is recognized as a sale, the entire gross margin is recognized in the period of shipment, whereas the recognition of revenue as a lease spreads the recognition of the gross margin over the life of the lease. The decrease in operating income from 1995 to 1996 reflects the decrease in gross margin resulting from an increase in the revenues reported as leases from 47% of revenues in 1995 to 63% of revenues in 1996 and the decrease of revenues reported as sales from 50% of revenues in 1995 to 30% of revenues in 1996. The increase reflects slightly higher average borrowings in 1996 as compared to 1995, offset by slightly lower interest rates.

The Company reported an income tax benefit for 1996 as compared to no tax provision in 1995. This benefit results from the recognition of the value of future net operating loss carryovers, offset by the current provision for taxes on corporate income.

As a result of the above factors, the Company's net income decreased by $666,622 or 34%, from $1,987,219 in 1995 to $1,320,597 in 1996.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities increased 34% from $5,446,262 in 1996 to $7,281,457 in 1997. Net cash used in investing activities increased 129% from $3,952,392 in 1996 to $9,069,836 in 1997. Net cash provided by financing activities increased by 232% from net cash used by financing activities of $1,352,644 in 1996 to net cash provided by financing activities of $1,742,864 in 1997.

The Company's liquidity and capital resources are directly impacted by its decision to use leasing as a means to market its ITVMs and PCDMs. Leasing generally offers the Company better gross margins than direct sales agreements. However, leasing inherently requires more capital and a longer term payout than sales. As of December 31, 1997, the Company had a total of 7,034 ITVMs and PCDMs under operating and sales type leases.

At December 31, 1996 and 1997, the Company had working capital deficits of $989,430 and $4,328,068, respectively. These deficits reflect the classification of the Company's revolving credit facility as a current debt due to the revolver clause of the facility.

At December 31, 1997, the Company was indebted to Mercantile Business Credit, Inc. (MBC) in the aggregate principal amount of $8,978,036 pursuant to a revolving credit agreement entered into as of October 29, 1997. The facility permits the Company to borrow through October, 2000 with two one year extensions to October 2002, up to $15,000,000 at the prime interest rate. Borrowings under this facility are collateralized by all of the assets of the Company and assignment of proceeds from lease agreements. No cash dividends may be declared or paid until the Company has retired debt owed to two stockholders and the preferred stock of the Company. At December 31, 1997, the Company had $6,021,964 available under this agreement.

At December 31, 1997, the Company also was indebted to stockholders in the aggregate principal amount of $479,000 incurred to finance the manufacture of ITVMs. See Note 7 of Notes to Financial Statements.

The Company's capital expenditures totaled $3,952,392 and $9,069,836 for 1996 and 1997, respectively. These amounts include $3,904,534 and $8,710,315 for the manufacture of machines leased during the respective periods. Other expenditures represent machinery and equipment costs for expanded office capacity. The Company had no material commitments for additional capital expenditures as of December 31, 1997 other than for the manufacture of ITVMs and PCDMs for future lease.

At December 31, 1997, the Company had estimated tax net operating loss carryforwards of approximately $1,200,000, which are available to offset future federal taxable income, if any, through 2009. The use of these carryforwards is subject to certain annual limitations due to ownership changes in 1992.

EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June, 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 130 defines comprehensive income as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Statement requires comprehensive income to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for fiscal years beginning after December 15, 1997. The Company does not expect the implementation of the Statement to have a material effect on the financial statements.

SFAS No. 131 changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly report to shareholders. The Statement requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. The Statement is effective for fiscal years beginning after December 15, 1997. The Company does not expect the implementation of this Statement to have a material effect on the financial statements.

IMPACT OF THE YEAR 2000

Like any other company, advances and changes in available technology can significantly impact the business and operations of the Company. For example, a challenging problem exists as many computer systems worldwide do not have the capability of recognizing the year 2000 or the years thereafter. No easy technological "quick fix" has yet been developed for this problem. The Company presently believes that by converting to new software, which is scheduled for completion in 1998, the Year 2000 problem will not pose significant operational problems for the Company's computer systems. There can be no assurance, however, that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse effect on the Company's systems.

INDEPENDENT AUDITORS' REPORT
The Board of Directors

We have audited the accompanying balance sheets of Interlott Technologies, Inc. as of December 31, 1996 and 1997, and the related statements of income, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interlott Technologies, Inc., as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP


Louisville, Kentucky
February 26, 1998

BALANCE SHEETS

                                                                             December 31,
                                                                   -----------------------------
                                                                        1996             1997
------------------------------------------------------------------------------------------------
ASSETS
------------------------------------------------------------------------------------------------
Current assets:
------------------------------------------------------------------------------------------------
   Cash                                                            $    188,586          143,071
------------------------------------------------------------------------------------------------
   Accounts receivable, less allowance for doubtful accounts of
      $115,425 in 1996 and $93,501 in 1997                            3,217,019        2,918,092
------------------------------------------------------------------------------------------------
   Investment in sales type lease, current portion                           --          216,485
------------------------------------------------------------------------------------------------
   Inventories                                                        5,086,547        4,051,495
------------------------------------------------------------------------------------------------
   Prepaid expenses                                                     154,254          147,450
================================================================================================
         Total current assets                                         8,646,406        7,476,593
================================================================================================
Property and equipment:
------------------------------------------------------------------------------------------------
   Leased machines                                                   20,872,885       25,718,832
------------------------------------------------------------------------------------------------
   Machinery and equipment                                              318,360          519,388
------------------------------------------------------------------------------------------------
   Building and leasehold improvements                                  195,225          265,854
------------------------------------------------------------------------------------------------
   Furniture and fixtures                                                36,495          124,359
================================================================================================
                                                                     21,422,965       26,628,433
------------------------------------------------------------------------------------------------
   Less accumulated depreciation and amortization                   (10,192,638)     (11,382,120)
================================================================================================
                                                                     11,230,327       15,246,313
================================================================================================
Investment in sales type lease, less current portion                         --        1,051,011
------------------------------------------------------------------------------------------------
Product development rights, net of accumulated amortization
 of $440,000 in 1996 and $513,333 in 1997                               660,000          586,667
------------------------------------------------------------------------------------------------
Deferred tax asset                                                      456,000          252,300
================================================================================================
                                                                   $ 20,992,733     $ 24,612,884
================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------
Current liabilities:
------------------------------------------------------------------------------------------------
   Notes payable to financial institutions                         $  7,230,171        8,978,036
------------------------------------------------------------------------------------------------
   Current installments of long-term debt                                 5,641              968
------------------------------------------------------------------------------------------------
   Accounts payable                                                     924,213        1,142,065
------------------------------------------------------------------------------------------------
   Accounts payable - related parties                                   306,529          328,960
------------------------------------------------------------------------------------------------
   Accrued expenses                                                   1,067,532        1,254,182
------------------------------------------------------------------------------------------------
   Income taxes payable                                                 101,750          100,450
================================================================================================
      Total current liabilities                                       9,635,836       11,804,661
================================================================================================
Long-term debt, excluding current installments                              328               --
------------------------------------------------------------------------------------------------
Notes payable - related parties                                         479,000          479,000
================================================================================================
   Total liabilities                                                 10,115,164       12,283,661
================================================================================================
Series A, preferred stock, $.01 par value, $1.00 stated value,
 20,000,000 shares authorized; 1,335,000 shares issued and
 outstanding in 1996 and 1997                                         1,335,000        1,335,000
================================================================================================
Stockholders' equity:
------------------------------------------------------------------------------------------------
   Common stock, $.01 par value, 20,000,000 shares authorized;
      3,210,000 shares issued and outstanding in 1996 and 1997           32,100           32,100
------------------------------------------------------------------------------------------------
Additional paid-in capital                                           10,376,017       10,376,017
------------------------------------------------------------------------------------------------
Accumulated (deficit) earnings                                         (865,548)         586,106
================================================================================================
   Total stockholders' equity                                         9,542,569       10,994,223
------------------------------------------------------------------------------------------------
Commitments and contingent liabilities                             $ 20,992,733       24,612,884
================================================================================================

                                 See accompanying notes to financial statements.

STATEMENTS OF INCOME

                                                              Years Ended December 31,
                                                   ----------------------------------------------
                                                        1995             1996             1997
-------------------------------------------------------------------------------------------------
Revenues:
-------------------------------------------------------------------------------------------------
   Machine sales                                   $  9,746,339        5,596,698        4,567,441
-------------------------------------------------------------------------------------------------
   Machine leases                                     9,132,132       11,766,623       12,828,823
-------------------------------------------------------------------------------------------------
   Other                                                435,137        1,235,368        1,669,160
=================================================================================================
                                                     19,313,608       18,598,689       19,065,424
=================================================================================================
Cost of revenues:
-------------------------------------------------------------------------------------------------
   Machines sales and other                           8,108,577        6,052,763        4,378,669
-------------------------------------------------------------------------------------------------
   Machine leases                                     4,833,532        6,583,227        7,508,261
=================================================================================================
                                                     12,942,109       12,635,990       11,886,930
=================================================================================================
      Gross margin                                    6,371,499        5,962,699        7,178,494
=================================================================================================
Operating expenses:
-------------------------------------------------------------------------------------------------
   Selling, general and administrative expenses       3,541,302        3,461,364        3,492,020
-------------------------------------------------------------------------------------------------
   Research and development costs                       145,310          665,449          545,039
=================================================================================================
      Total operating expenses                        3,686,612        4,126,813        4,037,059
=================================================================================================
      Operating income                                2,684,887        1,835,886        3,141,435
=================================================================================================
Other income (expense):
-------------------------------------------------------------------------------------------------
   Interest expense                                    (714,765)        (718,642)        (747,008)
-------------------------------------------------------------------------------------------------
   Interest income                                       17,097           10,353           45,627
=================================================================================================
                                                       (697,668)        (708,289)        (701,381)
=================================================================================================
      Income before income taxes                      1,987,219        1,127,597        2,440,054
-------------------------------------------------------------------------------------------------
Income taxes                                                 --         (193,000)         988,400
=================================================================================================
      Net income                                   $  1,987,219        1,320,597        1,451,654
=================================================================================================
   Basic and diluted net income per share          $        .62              .41              .45
=================================================================================================

                                 See accompanying notes to financial statements.


STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                          Years ended December 31, 1995, 1996 and 1997
------------------------------------------------------------------------------------------------------
                                        Common Stock         Additional    (Accumulated
                                  -----------------------      Paid-in        Deficit)
                                    Shares        Amount       Capital    Retained Earnings    Total
------------------------------------------------------------------------------------------------------
Balances at December 31, 1994     3,202,598    $   32,026    10,307,961      (4,173,364)     6,166,623
------------------------------------------------------------------------------------------------------
   Issuance of common stock           7,402            74        68,056              --         68,130
------------------------------------------------------------------------------------------------------
   Net income                            --            --            --       1,987,219      1,987,219
======================================================================================================
Balances at December 31, 1995     3,210,000        32,100    10,376,017      (2,186,145)     8,221,972
------------------------------------------------------------------------------------------------------
   Net income                            --            --            --       1,320,597      1,320,597
======================================================================================================
Balances at December 31, 1996     3,210,000        32,100    10,376,017        (865,548)     9,542,569
------------------------------------------------------------------------------------------------------
   Net income                            --            --            --       1,451,654      1,451,654
======================================================================================================
Balances at December 31, 1997     3,210,000    $   32,100    10,376,017         586,106     10,994,223
======================================================================================================

                                 See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS


                                                                             Years Ended December 31,
                                                                   -------------------------------------------
                                                                       1995            1996            1997
--------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
--------------------------------------------------------------------------------------------------------------
   Net income                                                      $ 1,987,219       1,320,597       1,451,654
--------------------------------------------------------------------------------------------------------------
   Adjustments to reconcile net income to net
      cash provided by operating activities:
--------------------------------------------------------------------------------------------------------------
      Depreciation and amortization                                  2,982,547       3,902,387       4,143,408
--------------------------------------------------------------------------------------------------------------
      Principal portion of sales type lease received                        --              --         164,194
--------------------------------------------------------------------------------------------------------------
      (Increase) decrease in deferred income taxes                          --        (456,000)        203,700
--------------------------------------------------------------------------------------------------------------
      Gain on sale of equipment under sales type lease                      --              --        (447,915)
--------------------------------------------------------------------------------------------------------------
      (Increase) decrease in accounts receivable                    (2,078,058)        607,423         298,927
--------------------------------------------------------------------------------------------------------------
      (Increase) decrease in inventories                            (1,409,852)       (605,391)      1,035,052
--------------------------------------------------------------------------------------------------------------
      (Increase) decrease in prepaid expenses                         (189,157)        183,152           6,804
--------------------------------------------------------------------------------------------------------------
      Decrease in other assets                                         214,242              --              --
--------------------------------------------------------------------------------------------------------------
      (Decrease) increase in accounts payable                          (49,079)       (100,288)        217,852
--------------------------------------------------------------------------------------------------------------
      (Decrease) increase in accounts payable - related parties       (204,161)        306,416          22,431
--------------------------------------------------------------------------------------------------------------
      Increase in accrued expenses                                      86,705         206,216         186,650
--------------------------------------------------------------------------------------------------------------
      (Decrease) increase in income taxes payable                           --         101,750          (1,300)
==============================================================================================================
         Net cash provided by operating activities                   1,340,406       5,466,262       7,281,457
==============================================================================================================
--------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
--------------------------------------------------------------------------------------------------------------
   Cost of leased machines                                          (5,228,262)     (3,904,534)     (8,710,315)
--------------------------------------------------------------------------------------------------------------
   Purchases of property and equipment                                (100,781)        (47,858)       (359,521)
--------------------------------------------------------------------------------------------------------------
   Receipts from collateral bonds                                      250,000              --              --
==============================================================================================================
      Net cash used in investing activities                         (5,079,043)     (3,952,392)     (9,069,836)
==============================================================================================================
--------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
--------------------------------------------------------------------------------------------------------------
   Change in notes payable to financial institutions                 7,051,156      (1,320,985)      1,747,865
--------------------------------------------------------------------------------------------------------------
   Repayments of long-term debt                                     (3,296,975)         (4,659)         (5,001)
--------------------------------------------------------------------------------------------------------------
   Repayment of notes payable to related parties, net                 (111,500)             --              --
==============================================================================================================
      Net cash provided by (used in) financing activities            3,642,681      (1,325,644)      1,742,864
==============================================================================================================
--------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                            (95,956)        188,226         (45,515)
--------------------------------------------------------------------------------------------------------------
Cash at beginning of year                                               96,316             360         188,586
--------------------------------------------------------------------------------------------------------------
Cash at end of year                                                $       360         188,586         143,071
==============================================================================================================
--------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
--------------------------------------------------------------------------------------------------------------
   Interest paid                                                   $   696,718         643,822         671,515
--------------------------------------------------------------------------------------------------------------
   Income taxes paid                                               $        --              --         631,610
==============================================================================================================

                                 See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS


Years ended December 31, 1995, 1996, and 1997

1.  Summary of Significant Accounting Policies

    a.   Business Description

         Interlott Technologies, Inc. (the Company), as renamed in June 1997, formerly International Lottery, Inc., was incorporated in February 1990 under the laws of Ohio and was reincorporated under the laws of Delaware on March 18, 1994 and does business under the name Interlott. The Company designs, manufactures, leases, sells and services vending machines for use in connection with public lotteries operated by states and foreign public entities, as well as for use by providers of prepaid telephone cards.

    b.   Operating and Sales Type Leases

         Depending on the specific terms contained in the lease agreement, the lease is either classified as an operating lease or capitalized as a sales type lease, in accordance with Statement of Financial Accounting Standards (SFAS)No. 13, Accounting for Leases, as amended.

         The net investment in operating leases consists of leased machines, which is carried at cost, less the amount depreciated to date. Operating lease revenue consists of the contractual lease payments and is recognized ratably over the lease term. Expenses are principally depreciation of the leased machines (see note 1d).

         The net investment in sales types lease consists of the present value of the future minimum lease payments. Sales type lease revenue consists of the profit earned on the sale of the leased machines and interest earned on the present value of the lease payments. Interest revenue is recognized as a constant percentage return on the net investment. Any future losses related to lease cancellations would be recorded in the period such losses become known and estimable.

    c.   Inventories

         Inventories consist of parts and supplies, and vending machines assembled or in the process of assembly. Inventories are stated at the lower of cost or market, with cost determined using standard costing which approximates the first-in, first-out method.

    d.   Property and Equipment

         Property and equipment are stated at cost. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets to the Company's estimate of the assets, residual values as follows:

         ----------------------------------------------------------------------
         Leased machines                                                5 years
         Machinery and equipment                                       10 years
         Furniture and fixtures                                         5 years
         ----------------------------------------------------------------------

         Leasehold improvements are amortized on the straight-line method over the lease term. Amortization of assets held under leasehold improvements is included with depreciation expense.

    e.   Product Development Rights

         Product development rights represent the exclusive rights to certain patents and other related manufacturing technologies to manufacture and assemble the instant ticket vending machines. The asset is amortized on the straight-line method over fifteen years, which represents the lower of the remaining life of the patents or the estimated remaining life of the technology currently in use. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future cash flows of the Company. The amount of the asset impairment, if any, is measured based on projected discounted operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of the asset will be impacted if estimated future operating cash flows are not achieved.

    f.   Income Taxes

         The Company accounts for income taxes using the asset and liability method. Pursuant to this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the rate change enactment date.

    g.   Disclosure About Fair Value of Financial Instruments

         SFAS No. 107, Disclosure About Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts as of December 31, 1997 of cash, accounts receivable, accounts payable, accounts payable - related parties, accrued expenses and income taxes payable approximate fair value due to the short maturity of these investments. The carrying amount of notes payable and notes payable-related parties approximate fair value, as such borrowings bear interest at the Company's current rates for such type of instruments.

    h.   Stock Incentive Plans

         Prior to January 1, 1996, the Company accounted for its stock incentive plans in accordance with the provisions of Accounting Principles Board
         (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

    i.   Warranty Costs

         Provision for estimated warranty costs on machines sold is recorded at the time of sale and periodically adjusted to reflect actual experience.

    j.   Research and Development Costs

         Research and development costs are charged to expense in the year incurred.

    k.   Earnings Per Share

         Effective December 31, 1997, the Company adopted SFAS No. 128 Earnings Per Share, which simplifies the standards for computing earnings per share. There was no material impact on the Company's previously reported annual or interim period earnings per share, as a result of the adoption. Basic earnings per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share is based upon the weighted average number of common shares outstanding, including the effects of all dilutive potential common shares outstanding.

    l.   Use of Estimates

         Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

    2.   Investment in Sales Type Lease

         The Company leases 200 instant ticket vending machines (ITVMs) to one state lottery under a sales type lease that commenced in May, 1997. The components of the net investment in sales type lease as of December 31, 1997 are as follows:

                                                                         1997
         -----------------------------------------------------------------------
         Minimum lease payments receivable                            $1,851,200
         Less unearned revenue on lease payments receivable              583,704
         -----------------------------------------------------------------------
                                                                       1,267,496
         Less current portion                                            216,485
         -----------------------------------------------------------------------
         Investment in sales type lease, less correct portion         $1,051,011
         -----------------------------------------------------------------------

         Future minimum lease payments to be received by the Company under this sales type lease are as follows:

                                                          Years ending December 31,
         --------------------------------------------------------------------------
           1998                                                       $  427,200
           1999                                                          427,200
           2000                                                          427,200
           2001                                                          427,200
           2002                                                          142,400
         --------------------------------------------------------------------------
                                                                      $1,851,200
         --------------------------------------------------------------------------

    3.   Inventories

         Inventories at December 31, 1996 and 1997 consist of the following:

                                                           1996           1997
         -----------------------------------------------------------------------
         Finished goods                                $1,634,657      1,155,808
         Work in process                                  322,515         82,162
         Raw materials and supplies                     3,129,375      2,813,525
         -----------------------------------------------------------------------
           Total inventories                           $5,086,547      4,051,495
         -----------------------------------------------------------------------

    4.   Leased Machines

         At December 31, 1996 and 1997, the Company leased 6,071 and 6,834 ITVMs to 10 and 14 state lotteries respectively, under operating leases. The leases generally provide for the lotteries to make monthly or quarterly payments for rentals of the ITVMs over various lease terms. The components of the net investment in operating leases, which includes estimated residual values, as of December 31, 1996 and 1997 are as follows:

                                                       1996              1997
         -----------------------------------------------------------------------
         Leased machines                           $20,872,885        25,718,832
         Less accumulated depreciation               9,932,487        10,978,370
         -----------------------------------------------------------------------
                                                   $10,940,398        14,740,462
         -----------------------------------------------------------------------

         Future minimum lease payments to be received by the Company under operating leases are as follows:

                                                       Years ending December 31,
         -----------------------------------------------------------------------
           1998                                                    $12,234,467
           1999                                                      4,242,160
           2000                                                      1,039,380
         -----------------------------------------------------------------------
                                                                   $17,516,007
         -----------------------------------------------------------------------

    5.   Notes Payable

         In September 1995, the Company entered into a revolving credit facility with a financial institution that permitted the Company to borrow through September 1998 up to $12,500,000 at the prime interest rate plus 1.0% (9.25% at December 31, 1996). Draws against this facility were made in the form of demand notes. The Company paid an annual commitment fee of .25% on the unused portion of the commitment and a monthly usage fee equal to .25% of the highest outstanding balance during each month. Borrowings under this agreement were collateralized by all assets of the Company and assignment of proceeds from lease agreements. At December 31, 1996, the Company had borrowings of $7,230,171 outstanding under this credit facility. This borrowing was retired with proceeds from the new borrowing entered into in October, 1997.

         In October, 1997, the Company entered into a revolving credit facility with a financial institution that permits the Company to borrow through October, 2000 up to $15,000,000 at the prime interest rate (8.50% at December 31, 1997). Initial proceeds from the note were used to retire the prior revolving credit facility. In conjunction with the establishment of the facility the Company opened a lockbox and controlled disbursement account with the bank parent of the financial institution. All lockbox receipts are recorded as payments against the facility and presented checks are recorded as draws on the facility. Borrowings under this credit facility are collateralized by all of the assets of the Company and assignment of proceeds from lease agreements. At December 31, 1997, the Company had borrowings of $8,978,036 outstanding with additional borrowings of $6,021,964 available under the facility.

    6.   Long-Term Debt

         Term note payable to a bank with final payment due February 20, 1998, payable in monthly installments of $448, including interest at a rate of 7.99% per annum. The note is collateralized by automotive equipment.

                                                                 1996       1997
                                                                $5,969       968
         Less current installments                               5,641       968
         Long term debt, excluding current installments         $  328        --

    7.   Notes Payable - Related Parties

         The Company has the following notes payable to related parties at December 31, 1996 and 1997:

                                                                 1996      1997
         -----------------------------------------------------------------------
         Note payable to a stockholder due in annual
         installments equal to twenty-five percent (25%) of
         the net profits, if any, of the Company from its
         business operations as reported in the Company's
         annual financial statements prepared in accordance
         with generally accepted accounting principles. The
         payments shall begin on the first business day of
         the fourth month of the Company's fiscal year, for
         income tax purposes, immediately following (1) the
         payment of all debts of the Company outstanding as
         of September 25, 1992 and (2) the posting by the
         Company of retained earnings of at least $1,000,000
         determined in accordance with generally accepted
         accounting principles, and continue on the same day
         each year until the principal and unpaid interest
         is paid in full. The note bears interest at the
         prime rate of Chase Manhattan Bank of New York
         (8.50% at December 31, 1997). The note is
         unsecured.                                           $400,000   400,000

         Note payable to a stockholder due and limited to
         twenty-five percent (25%) of the net profits of the
         Company, if any, from its business operations as
         reported in the Company's annual financial
         statements prepared in accordance with generally
         accepted accounting principles. The payments shall
         begin on the first business day of the fourth month
         of the Company's first year, for income tax
         purposes, immediately following (1) the payments of
         all debts of the Company outstanding as of
         September 25, 1992; (2) the posting by the Company
         of retained earnings of at least $1,000,000
         determined in accordance with generally accepted
         accounting principles; and (3) payment in full of
         principal and interest due by the Company to a
         stockholder in the amount of $400,000. The note
         does not provide for any interest and is unsecured.    79,000    79,000
         -----------------------------------------------------------------------
                                                               479,000   479,000
         Less current portion                                       --        --
         -----------------------------------------------------------------------
                                                              $479,000   479,000
         -----------------------------------------------------------------------

    8.   Income Taxes

         Income tax expense (benefit) is summarized as follows:

                                                     Year ended December 31
         ------------------------------------------------------------------------
                                                1995          1996          1997
         ------------------------------------------------------------------------
         Current
            Federal                           $     --       200,000      557,400
            State and local                         --        63,000      156,000
         Deferred
            Federal                                 --      (456,000)     275,000
            State and local                         --            --           --
         ------------------------------------------------------------------------
            Total                             $     --      (193,000)     988,400
         ------------------------------------------------------------------------

         A reconciliation of income tax expense (benefit) in relation to the amounts computed by application of the U.S. federal income tax rate of 34% to pretax income follows:

                                                                           December 31
         ----------------------------------------------------------------------------------------
                                                                   1995        1996        1997
         ----------------------------------------------------------------------------------------
         Federal income tax expense at the
         statutory rate                                         $ 676,000     383,000     830,000

         Increase (reduction) in income taxes resulting from:

         Change in the beginning-of-the-year balance of the
         valuation allowance for the deferred tax assets
         allocated to income tax expense.                        (713,000)   (672,000)         --

         Amortization of product development rights                25,000      25,000          --

         State and local taxes, net of federal benefit                 --      63,000     103,000

         Other                                                     12,000       8,000      55,400
         ----------------------------------------------------------------------------------------
            Total                                                $     --    (193,000)    988,400
         ----------------------------------------------------------------------------------------

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1997 are presented below:

                                                         1996            1997
         ---------------------------------------------------------------------
         Deferred tax assets:
           Bad debt allowance                         $ 39,000          32,000
           Warranty costs                               12,000           9,000
           Net operating loss carryforwards            510,000         400,000
           Other, net                                 (105,000)         73,300
         ---------------------------------------------------------------------
         Total gross deferred tax assets               456,000         514,300
         ---------------------------------------------------------------------
         Deferred tax liabilities:
           Property and equipment, principally
           due to differences in depreciation         $     --         127,000
           Investment in sales type lease                   --         135,000
         ---------------------------------------------------------------------
         Total gross deferred tax liabilities               --         262,000
         ---------------------------------------------------------------------
         Net deferred tax asset                       $456,000         252,300
         ---------------------------------------------------------------------

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future income and tax planning strategies in making this assessment.

         At December 31, 1997, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $1,200,000 which are available to offset future Federal taxable income, if any, through 2009. However, due to an ownership change on September 25, 1992, utilization of these carryforwards is subject to certain annual limitations.

    9.   Redeemable Preferred Stock

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

   10.   Stock Incentive Plans

         In March 1994, the Company and its Board of Directors approved and adopted the Company's 1994 Stock Incentive Plan and the Company's 1994 Directors' Stock Incentive Plan (collectively, the Plans), which became effective at the date of the initial public offering. The Plans provide for the issuance of up to 260,000 shares of common stock to officers, employees, consultants and other supporters of the Company and up to 60,000 shares of common stock to nonemployee directors of the Company. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. Options may be exercised subject to a vesting schedule which provides for the vesting each year for a period of four years subject to the recipient's continued employment or service to the Company, and must be exercised within 10 years after that date.

         As permitted by SFAS No. 123, the Company applies the intrinsic value method prescribed by APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized in the accompanying statements of income.

         A summary of the status of the Company's stock option plans as of December 31, 1995, 1996, and 1997 and the changes therein for the years then ended is presented below:

                                                    1995                  1996                   1997
         ----------------------------------------------------------------------------------------------------
                                                        Weighted              Weighted               Weighted
                                                         Average               Average               Average
                                                        Exercise              Exercise               Exercise
                                              Shares      Price     Shares      Price     Shares      Price
         ----------------------------------------------------------------------------------------------------
         Outstanding at beginning of year     49,975     $ 11.50    131,725    $  9.66    147,225    $  9.38
         Granted                              81,750        8.54     15,500       7.00     27,000       8.00
         Exercised                                --          --         --         --         --         --
         Forfeited                                --          --         --         --      3,350      11.50
         ----------------------------------------------------------------------------------------------------
         Outstanding at end of year          131,725        9.66    147,225       9.38    170,875       9.12
         ----------------------------------------------------------------------------------------------------
         Options exercisable at year-end      14,494       10.79     46,926      10.05     79,660        .77
         ----------------------------------------------------------------------------------------------------
         Weighted-average fair value of
          options granted during the year                $  6.22                  5.11                  5.82
         ----------------------------------------------------------------------------------------------------

         Had compensation cost for options granted during 1995, 1996 and 1997 been determined consistent with the fair value methodology of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts presented below:

                                                  1995         1996           1997
         ---------------------------------------------------------------------------
         Net income            As reported    $1,987,219    1,320,597      1,451,654
                               Pro forma       1,898,908    1,307,807      1,324,003

         Earnings per share    As reported           .62          .41            .45
                               Pro forma             .59          .41            .41
         ---------------------------------------------------------------------------

         The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is recognized over the options' vesting period of four years and compensation cost for options granted prior to January 1, 1995 is not considered.

         The fair value of options granted during 1995, 1996 and 1997 for purposes of the accompanying pro forma disclosures is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions: no dividends paid, as it has been the Company's policy not to declare or pay dividends since its initial public offering in 1994 and the Company does not anticipate paying dividends in the foreseeable future; expected volatility of 52%, 52% and 56%, respectively based on the calculated volatility of the Company's stock since its initial public offering; risk-free rates of return of 7.46%, 6.66% and 5.86%, respectively; and expected lives of 10 years.

         Information about stock options outstanding at December 31, 1997 is as follows:

                    Options Outstanding                      Options Exercisable
         -------------------------------------------------------------------------------------
             Range                   Weighted-Avg.
              of                       Remaining     Weighted-Avg.               Weighted-Avg.
           Exercise        Number     Contractual      Exercise       Number     Exercisable
            Prices      Outstanding       Life           Price     Exercisable       Price
         -------------------------------------------------------------------------------------
         $6.50 - 8.63     124,250       8.0 yrs         $ 8.23        44,691         $ 8.41
             11.50         46,625       6.3 yrs          11.50        34,969          11.50
         -------------------------------------------------------------------------------------
                          170,875       7.5 yrs         $ 9.12        79,660         $ 9.77
         -------------------------------------------------------------------------------------

   11.   Earnings Per Share

         -----------------------------------------------------------------------------------------------
                                                                  Net                              Per
                                                                 Income            Shares         Share
         1995                                                  (Numerator)     (Denominator)      Amount
         -----------------------------------------------------------------------------------------------
         Basic earnings per share:
            Net earnings available to common stock             $1,987,219        3,210,000          .62
         -----------------------------------------------------------------------------------------------
         Diluted earnings per share:
            Effect on dilutive securities stock options                --           (2,413)
            Earnings available to common stock-holders
            and assumed conversions                            $1,987,219        3,207,587          .62
         -----------------------------------------------------------------------------------------------
         1996
         -----------------------------------------------------------------------------------------------
         Basic earnings per share:
            Net earnings available to common stock             $1,320,597        3,210,000          .41
         -----------------------------------------------------------------------------------------------
         Diluted earnings per share:
            Effect on dilutive securities stock options                --            2,000
            Earnings available to common stock-holders
            and assumed conversions                            $1,320,597        3,212,000          .41
         -----------------------------------------------------------------------------------------------
         1997
         -----------------------------------------------------------------------------------------------
         Basic earnings per share:
            Net earnings available to common stock             $1,451,654        3,210,000          .45
         -----------------------------------------------------------------------------------------------
         Diluted earnings per share:
            Effect on dilutive securities stock options                --            2,661
            Earnings available to common stock-holders
            and assumed conversions                            $1,451,654        3,212,661          .45
         -----------------------------------------------------------------------------------------------

         Options to purchase 131,725, 49,925, and 129,725 shares of common stock were outstanding in 1995, 1996 and 1997, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of common shares.

   12.   Noncash Investing Activities

         The Company wrote-off approximately $2,900,000 in fully depreciated leased machines in 1997. Such machines were returned to the Company upon lease expiration. The Company intends to use parts from these machines in the manufacturing of future machines.

   13.   Related Party Transactions

         Accounts payable - related parties are $306,529 and $328,960 at December 31, 1996 and 1997, respectively, and represent management fees and expenses payable to a company owned 100% by the majority stockholder and parts expenses payable to an entity which is owned by a director.

         Amounts expensed related to the company owned by the majority stockholder were $135,566, $73,321 and $36,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

         The entity owned by a director supplies the Company with certain parts for its dispensing mechanisms. In addition, on January 13, 1994, the Company entered into a manufacturing and license agreement with this entity pursuant to which the Company purchased an exclusive license to make, use and sell pull-tab lottery ticket dispensing mechanisms produced by this entity. The Company had purchases from this entity which were charged to cost of revenues of approximately $1,848,000, $1,986,000 and $2,996,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

         Interest expense arising from notes payable-related parties amounted to $97,018, $33,085 and $33,714 for the years ended December 31, 1995,
         1996 and 1997, respectively.

   14.   Customer and Supplier Concentrations

         A significant portion of the Company's revenues are derived from a limited number of state lottery authorities or their representatives for the lease, sale or service of instant ticket vending machines. For the years ended December 31, 1995, 1996 and 1997, one customer generated 55%, 45% and 29%, respectively, of the machine lease revenues. In addition, single state contracts generated 67%, 69% and 32% of the machine sales revenues for the years ended December 31, 1995, 1996 and 1997, respectively. Future revenue from machine sales is dependent upon winning awards in a competitive bidding process.

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

   15.   Lease Commitments

         The Company leases its office and manufacturing facilities under noncancelable operating leases. The leases expire on December 31, 1999, and require lease payments of $50,000 and $91,000 a year, respectively through expiration. Total rent expense under these leases approximated $91,000, $91,000 and $141,000 for the years ended December 31, 1995,
         1996 and 1997 respectively.

         *Total future minimum lease payment requirements under this lease are as follows:

                                                        Year ending December 31,
         -----------------------------------------------------------------------
           1998                                                         $141,000
           1999                                                          141,000
         -----------------------------------------------------------------------
                                                                        $282,000
         -----------------------------------------------------------------------

   16.   Commitments and Contingent Liabilities

         As of December 31, 1997, the Company had outstanding purchase commitments for raw materials of approximately $5,853,000, of which $5,320,000 and $505,000 are used in the manufacturing of instant ticket and prepaid telephone card vending machines, respectively. Management intends to utilize these commitments as machines are produced. While the market for instant ticket vending machines has been proven, the prepaid telephone card market is new and difficult to predict. If the prepaid telephone card market does not prove successful for the Company, management is of the opinion that this will not have a material adverse effect on the Company's financial position or results of operations.

Inside back cover 3/26/98 4:43 PM Page 1

                    CORPORATE DATA & STOCKHOLDER INFORMATION

HEADQUARTERS
---------------------------------

Interlott Technologies, Inc.
10830 Millington Court
Cincinnati, OH 45242
(513) 792-7000

INVESTOR INQUIRIES
---------------------------------

Chief Financial Officer
10830 Millington Court
Cincinnati, OH 45242
(513) 792-7000

REGISTRAR AND TRANSFER AGENT
---------------------------------

First Union National Bank
230 South Tryon Street
Charlotte, NC 28288-1154

CORPORATE COUNSEL
---------------------------------

Alston & Bird LLP
Atlanta, Georgia

Taft, Stettinius & Hollister LLP
Cincinnati, Ohio

INDEPENDENT AUDITORS
---------------------------------

KPMG Peat Marwick LLP
Louisville, Kentucky


The Company's Common Stock has been traded to the American Stock Exchange under the symbol "ILI" since the Company's initial public offering of Common Stock in April 1994. Prior to the initial public offering, there was no established trading market for the Company's Common Stock. The following tables show the high and low closing sale prices per share for the Common Stock as reported by the American Stock Exchange for the periods indicated:


1996               HIGH                    LOW
--------------------------------------------------
First Quarter      $ 11                     8
--------------------------------------------------
Second Quarter       12 3/4                10 1/2
--------------------------------------------------
Third Quarter        11                    6 1/2
--------------------------------------------------
Fourth Quarter        8 5/8                6 13/16
--------------------------------------------------


1997               HIGH                    LOW
--------------------------------------------------
First Quarter      $ 8 1/8                 6 5/8
--------------------------------------------------
Second Quarter       8 1/4                 6 1/2
--------------------------------------------------
Third Quarter       10 11/16               6 7/8
--------------------------------------------------
Fourth Quarter      10 5/8                 7 5/8
--------------------------------------------------

At March 24, 1998, there were approximately 71 stockholders of record and an unknown number of beneficial owners holding stock in nominee or "street" name. The Company has paid no cash dividends on its Common Stock and currently intends to retain all future earnings for use in the development of its business.

DIRECTORS
--------------------------------

L. Rogers Wells, Jr.
Chairman of the Board and
Chief Executive Officer

Edmund F. Turek
Vice Chairman

Gary S. Bell
Secretary and Treasurer

Kazmier J. Kasper
President, Algonquin Industries, Inc.
a manufacturer of metal and machined parts

H. Jean Marshall
Project Director for the City of Cincinnati

David F. Nichols
President

John J. Wingfield
Manager, A.G. Edwards & Sons, Inc., Louisville an investment banking company


OFFICERS
--------------------------------

L. Rogers Wells, Jr.
Chairman of the Board and
Chief Executive Officer

David F. Nichols
President

Edmund F. Turek
Vice Chairman

Gary S. Bell
Secretary and Treasurer

Thomas W. Stokes
Vice President of Operations

Jerome J. Cain
Chief Financial Officer


FORM 10-K: A copy of the Company's 1997 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available, without exhibits, free of charge to stockholders. Requests should be addressed to:

Stockholder Relations
Interlott Technologies, Inc.
10830 Millington Court
Cincinnati, OH 45242

The 1998 Annual Meeting will be held at The Holiday Inn Cincinnati North located at I-275 and Route 42, on May 7, 1998 at 10:00 am, local time.