Form 10-K405, Exhibit 13
period 1998-12-31
INTERLOTT TECHNOLOGIES INC
filed 1999-03-31
CIK 873998

                                                                      EXHIBIT 13


                                  Annual Report

                                      1998

                                    INTERLOTT
                               TECHNOLOGIES, INC.

COMPANY PROFILE

At Interlott Technologies, Inc. we develop new approaches to vending by engineering systems that utilize our patented technology in concert with the latest telecommunications, hardware, and software, in response to market needs.

Since the Company's founding in 1990, we have been committed to providing unsurpassed reliability, dependability, and security through efficient dispensing technology that offers our customers and their customers convenience, and sure, quick delivery. Through this commitment, we have become the leading supplier of Instant Ticket Vending Machines (ITVMs) for lotteries worldwide. Our dispensing technology and philosophy of responding to our customers' needs have earned us recognition as a leader and positioned us to expand into new markets where our innovative technology will enhance the way companies do business.

Table of Contents

================================================
To Our Shareholders                            1
------------------------------------------------
Answering market needs with
innovative products                            2
------------------------------------------------
Integrating quick, convenient delivery
with market insight                            4
------------------------------------------------
Conclusion                                     5
------------------------------------------------
Selected Financial Data                        7
------------------------------------------------
Management's Discussion & Analysis             7
Financial Statements                          10
------------------------------------------------
Corporate Data &
Shareholder Information                       17
================================================


                                   INTERLOTT
                               TECHNOLOGIES, INC.

               Placing products and information at a fingertip -


                              Photo of world with
                            a finger pushing button
                                     on it

                                                              Annual Report 1998


                                           Photo of L. Rogers Wells and
                                           David Nichols in front of
                                                  Interlott sign

                                    L. Rogers Wells, Jr.        David F. Nichols
                                    Chairman of the Board             President
                                    and Chief Executive Officer


Dear Fellow Shareholders:

1998 marks the fourth straight year of profitability for our Company. It was also a year during which we won four of the six contracts awarded for supplying machines to lottery customers. A year during which we completed the development of our counter top version of the ITVM. A year during which we developed a methodology for automated remote machine reporting and signed our first contract utilizing this technology. The accomplishments of 1998 provide the basis for a bright future for the Company.

Revenues for 1998 topped $24 million, a 26% increase over 1997 and a record level for the Company, net income exceeded $1.6 million, a 12% increase over 1997, and cash flow from operations increased 20% to $6.7 million.

The Company was awarded new or extended contracts with Arizona, Florida, Indiana, Kansas, Ohio, Texas and Washington. We now have contracts with 23 of the 32 domestic lotteries which utilize vending technology to promote growth of their instant (scratch-off) games. In addition, phone card machines were deployed both domestically and internationally.

Our continued commitment to understanding and answering the needs of our customers was further evidenced with the development of our counter-top vending units providing for growth of instant ticket sales for the lotteries, while addressing the retailers' concern for security and optimum use of counter space. Similarly, our automated reporting system answered the lotteries' need for tracking sales and obtaining marketing information at minimal cost.

By the end of 1998 we had approximately 9,000 machines leased or on order to be leased by eighteen domestic lotteries. This clearly illustrates our commitment to leasing rather than selling our equipment and our desire to "partner" with our customers. Future lease revenues for this equipment totaled more than $70 million at year end.

Once again, your management and Board of Directors would like to thank you for your continued loyalty and support as we work together for the continued growth of the Company.

Sincerely,

/s/ L. Rogers Wells, Jr.
-----------------------------
L. Rogers Wells, Jr.
Chairman of the Board and CEO

Photo of burster with             Photo of              Photo of montage of pull
instant tickets feeding      Ohio 12 game ITVM,          tab tickets and various
       into it             Wisconsin 8 game ITVM         plastic cards including
                                    and                 phone, transit and smart
                            Kansas 6 game PTVM                   cards



from
INNOVATION


          Answering market needs with innovative products - Our dispensing systems represent a convergence of today's latest technologies with uniquely engineered mechanisms. Between the idea and implementation lies technological innovation -- the intangible commodity that has made Interlott a leader in the dispensing industry. Interlott succeeds as a company because we respond to our customers' needs with breakthrough dispensing systems that place products and information at a fingertip.

                            Illustration of the U.S.
                            indicating what companies
                             have the ITVM contracts
                               with the lotteries

     to implementation

INTERLOTT
TECHNOLOGIES, INC.  Current Lottery contracts:  Interlott's  Competitors' Potential  Non-Lottery States

    Photo of woman            Close up of a hand          Photo of a woman        Photo of a couple
purchasing a phone card    inserting a phone card into  purchasing a smart card  presenting a card for a
  from a King's Island           a phone slot           from an Interlot SCDM         purchase
        PCDM


evolution

Interlott's role as a technological leader began with the invention of our patented Burster. The Burster was the key component in the development of the first automated Instant Ticket Vending Machine (ITVM) by Interlott. This state-of-the-art technology gave lotteries the freedom to reliably sell instant game tickets in a wide variety of sizes, shapes and paper stocks without the intervention of a ticket agent.

Continually addressing the needs of our customers-lotteries, retailers and players alike-we refined the ITVM. The request by all to make more games available in the smallest space possible, led the evolution from our original four game unit to our present day sixteen game ITVM. As a result of this technology, instant ticket sales have risen, allowing Interlott to capture more than 70% of the ITVM market.

refinement

Lotteries also needed a way to securely dispense their individual paper pull-tab tickets. Our unique, ShurShuttle dispensing process was the answer. Incorporated in our complete line of our Pull Tab Vending Machines (PTVMs) it ensures that ticket dispensing is flawless, efficient, and completely secure.

With the emergence of the prepaid telephone card industry, the capabilities of our unique ShurShuttle dispenser were again recognized. This patented technology has become the key component in dispensing individual products, from paper tickets to plastic cards, as utilized in our Phone Card Dispensing Machines (PCDMs) and Smart Card Dispensing Machines (SCDMs). We continue to explore opportunities to utilize our dispensing technology in new looking ahead

arenas. Closed-end environments such as theme parks, college campuses, and military bases provide us a multitude of opportunities. We continue to identify venues for our products where speed and convenience are priorities, such as parking garages, transit terminals, malls, and vacation resorts. Internationally, with the advent of the Eurodollar, we perceive new applications for our technology every day.

Interlott's financial strength and technological leadership are enabling us to take the Company in exciting new directions, responding to market needs with innovative products. We provide solutions by offering practical methods and advances in technology that place products and information at a fingertip.


                  Bringing you tomorrow's solutions... today.

  Close up of someone          Close up of a woman       A store manager opening
selecting a ticket from an   selecting a ticket from an  the dispenser units behind
  Ohio 12 game ITVM          MVP unit on a store check    his convenience store
                                   out counter                   counter


Integrating convenient, quick delivery with market insight -

          Our patented Burster and ShurShuttle dispensers have been the catalysts enabling Interlott to offer sure, quick, and convenient delivery of products through our innovative vending systems. But our mission is ongoing. Capitalizing on the most advanced hardware, software and telecommunications technology available, we now provide the vendor the advantage of on-line service data transmission, inventory status, detailed accounting reports, and valuable market information.

     (from) (automation) automation automation
                           Close up photo of various
                            sales tapes with reports
                            taken from an Interlott
                                      ITVM

INTERLOTT                                                           to
TECHNOLOGIES, INC.                                                   information

above of a line       "http:/" symbol          Man and woman in lottery        Man initializing a
out lanes in a    representing the internet      office reviewing sales     transaction at an ITVM,
every store                                    results from the ITVMs in    supposedly in the future
                                                      their state


efficiency

We recognized the opportunity to increase over-the-counter sales of instant scratch tickets and seized it. Customer lines can be long. Sales, inventory, and record keeping are labor intensive. Tickets are difficult to see. Shrinkage has eaten into profits. Still, the majority of instant tickets sales are impulse purchases made at the convenience store checkout.

Over the past two years, we have been working with lotteries, retailers and players alike to develop the Modular Vending Platform (MVP), the smart instant ticket dispenser, which combines the latest technologies with our advanced engineering and design. The MVP reduces transaction time, automates the accounting process, improves ticket visibility, and eliminates shrinkage, resulting in more sales, less work, and increased profits. The MVP has been introduced insight

across the U.S. in convenience stores, grocery chains, and hyper-markets and feedback has been overwhelmingly positive.

As instant game sales represent an ever increasing percentage of lotteries' total revenues, obtaining sales and inventory data on a real time basis has become a necessity. Our insight into this situation prompted the development of our Automated Communication System (ACS).

Using the latest telecommunications software and hardware, the ACS provides lotteries with instant reporting by all ITVMs located throughout each state for sales data, inventory and maintenance control. The ACS transmits detailed sales data via modem, generating reports instantaneously, which are made available to the lottery over the internet.

opportunity

The ACS provides demographic sales data and strategic marketing information to the lottery, empowering them to give players the games they want, when and where they want them. This ability translates into increased instant ticket revenues and the most efficient sales system to date. We continue to explore similar avenues where the ACS can be used to transform traditional vending into reliable, convenient market driven sales.

We are breaking new ground, merging our dispensing technology with the latest innovations in hardware, software and telecommunications, to provide advanced vending systems to a variety of niche markets worldwide. We envision many different possibilities--from multifunctional ATMs to systems able to offer three dimensional products. The potential can be limitless.

                     REDEFINING AN INDUSTRY WITH EMPLOYEES,
                          PARTNERS, AND TECHNOLOGY...


At Interlott, we realize that it takes more than great products to build a successful company. To revolutionize an industry through technology, it takes management and employees who require more than the status quo. Our dispensing technology receives the insightful guidance of a committed corporate team and supportive client base. We work together to efficiency develop products that provide measurable benefits to our customers and in turn, to their customer. We offer a creative environment where people and ideas flourish to bring products and information to the world at the touch of a fingertip.


                            Photo of the world with
                                computer symbols
                          surrounding it and a finger
                              pushing a button on
                                   top of it


                  Bringing you a tomorrow's solution...TODAY.


INTERLOTT
TECHNOLOGIES, INC.

Selected Financial Data


---------------------------------------------------------------------------------------------------------------
                                                                     Year Ended
===============================================================================================================
                                      Dec. 31         Dec. 31          Dec. 31        Dec. 31          Dec. 31
                                       1994             1995            1996            1997            1998
===============================================================================================================
Revenues
---------------------------------------------------------------------------------------------------------------
  Machine sales                         40,650        9,746,339       5,596,698       4,567,441       8,229,950
---------------------------------------------------------------------------------------------------------------
  Machine leases                     6,093,528        9,132,132      11,766,623      12,874,450      14,165,379
---------------------------------------------------------------------------------------------------------------
  Other                                250,442          435,137       1,235,368       1,669,160       2,078,644
---------------------------------------------------------------------------------------------------------------
Net revenues                         6,384,620       19,313,608      18,598,689      19,111,051      24,473,973
---------------------------------------------------------------------------------------------------------------
Net income (loss)                     (932,100)       1,987,219       1,320,597       1,451,654       1,622,313
---------------------------------------------------------------------------------------------------------------
Income per share(1)                      (0.32)            0.62            0.41            0.45            0.51
---------------------------------------------------------------------------------------------------------------
Depreciation and amortization        1,884,855        2,982,547       3,902,387       4,143,408       4,585,325
---------------------------------------------------------------------------------------------------------------
Leased ITVMs, less
accumulated depreciation             8,392,946       10,779,929      10,940,398      14,740,462      17,105,891
---------------------------------------------------------------------------------------------------------------
Total assets                        15,020,321       20,483,686      20,992,733      24,612,884      28,774,249
---------------------------------------------------------------------------------------------------------------
Total debt                           5,398,103        9,040,784       7,715,140       9,458,004      11,645,374
---------------------------------------------------------------------------------------------------------------
Redeemable preferred stock           1,335,000        1,335,000       1,335,000       1,335,000       1,335,000
===============================================================================================================
(1)Reflects the weighted average number of shares outstanding for the respective periods, taking into  account a 21.5 to 1 split of Common Stock effected in March, 1994.
---------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION & ANALYSIS

OVERVIEW

The Company's revenue base consists of (1) payments from ITVM and PCDM leases
(2) sales of ITVMs and PCDMs, (3) and to a lesser extent, sales of parts for ITVMs and PCDMs and service agreements. The Company emphasizes leasing rather than selling ITVMs to lotteries when possible. Leases provide the Company with a consistent revenue stream, opportunities to generate income on financing, and the potential to deploy a greater number of ITVMs within a lottery's budget due to the lower initial cash outlay required by the lottery. Leasing ITVMs also gives the lotteries the flexibility to enhance their ITVMs in the future with new technology from the Company. On the other hand, leasing ITVMs requires the Company to invest capital or otherwise finance the manufacture of ITVMs, unlike sales of ITVMs that result in the receipt of payment in full upon delivery of the ITVMs. When the Company sells ITVMs, the Company generally is able to manufacture and deliver the ITVMs and receive full payment for them before it must pay for the materials used to manufacture the ITVMs. Nevertheless, the Company believes that the advantages of leasing ITVMs as described above justify the initial capital investment or financing costs required to manufacture ITVMs for lease. The majority of ITVMs to date have been leased.

For similar reasons, the Company emphasizes leasing rather than selling PCDMs to providers of prepaid telephone cards. As with ITVMs, the Company believes that the benefits to the Company of leasing PCDMs warrant the initial capital investment required to manufacture PCDMs. However, the great majority of the PCDMs deployed to date have been sold rather than leased.

The Company historically has experienced fluctuations in its financial results primarily due to its dependence upon a small number of major customers and the unpredictable nature, timing and results of the lotteries' contract bid and award processes. The Company's revenues and capital expenditures can vary significantly from period to period because the Company's sales cycle may be relatively long and because the amount and timing of revenues and capital expenditures depend on factors such as the amount and timing of awarded contracts, changes in customer budgets and demands, and general economic conditions. Operating results may be affected by the lead-time sometimes required for business opportunities to result in signed lease or sales agreements, working capital requirements associated with manufacturing ITVMs pursuant to new orders, increased competition, and the extended time that may elapse between the award of a contract and the receipt of revenues from the sale or lease of ITVMs.

--------------------------------------------------------------------------------
RESULTS OF OPERATIONS

The table below presents selected financial information derived from the Company's statements of income expressed as a percentage of revenues for the years indicated.

                                              Year Ended
                                 ----------------------------------
                                 Dec. 31        Dec. 31     Dec. 31
                                   1996          1997         1998
Revenues
===================================================================
  Machine sales                    30.1%         24.0%        33.6%
-------------------------------------------------------------------
  Machine leases                   63.3          67.3         57.9
-------------------------------------------------------------------
  Other                             6.6           8.7          8.5
-------------------------------------------------------------------
    Total revenues                100.0         100.0        100.0
-------------------------------------------------------------------
Cost of revenues,
  excluding depreciation           47.6          41.7         48.4
-------------------------------------------------------------------
Depreciation                       20.3          20.6         17.5
-------------------------------------------------------------------
Gross margin                       32.1          37.7         34.1
-------------------------------------------------------------------
Selling, general and
  administrative expenses          18.6          18.3         16.5
-------------------------------------------------------------------
Research and
  development costs                 3.6           2.9          2.5
-------------------------------------------------------------------
Operating income                    9.9          16.5         15.1
-------------------------------------------------------------------
Interest expense                    3.8           3.7          4.0
-------------------------------------------------------------------
Income before
  income taxes                      6.1          12.8         11.1
-------------------------------------------------------------------
Income taxes                       (1.0)          5.2          4.5
===================================================================
Net income                          7.1%          7.6%         6.6%
===================================================================

SUMMARY OF QUARTERLY DATA

Quarterly financial data for the years ended December 31, 1997 and 1998 shown here (in thousands, except for per share data).

1997                           First      Second     Third      Fourth
=====================================================================
Net sales                     $4,164      6,931      3,867      4,129
---------------------------------------------------------------------
Gross profit                   1,232      2,478      1,552      1,941
---------------------------------------------------------------------
Net income                        30        777        208        437
---------------------------------------------------------------------
Basic income per share          0.01       0.24       0.06       0.14
---------------------------------------------------------------------
Diluted income per share        0.01       0.24       0.06       0.13
=====================================================================

1998                           First      Second     Third      Fourth
=====================================================================
Net sales                     $5,884      7,323      5,714      5,554
---------------------------------------------------------------------
Gross profit                   1,718      2,492      1,874      2,270
---------------------------------------------------------------------
Net income                       291        630        225        476
---------------------------------------------------------------------
Basic income per share          0.09       0.19       0.07       0.15
---------------------------------------------------------------------
Diluted income per share        0.09       0.19       0.07       0.15
=====================================================================

1997 Compared to 1998

Total revenues increased by $5,362,922 from $19,111,051 to $24,473,973 in 1998, or 28%, due primarily to a $3,662,509 increase in machine sales and a $1,290,929 increase in lease revenues accompanied by a $409,484 increase in other revenues. Revenues from sales increased by 80% from $4,567,441 in 1997 to $8,229,950 in 1998, as a result of an increase in ITVMs and PCDMs sold in 1998 over 1997. The units sold in 1998 included a greater number of higher priced machines than 1997. Revenues from leases increased by 10% from $12,874,450 in 1997 to $14,165,379 in 1998, resulting from the continuation of leases in nine states and the renewal of five leases in other states that had reached the conclusion of their original terms. The total number of ITVMs and PCDMs under lease increased in 1998 as a result of deployment of new units, offset by the retirement of older units. Other revenues increased by 25% from $1,669,160 in 1997 to $2,078,644 in 1998 as machines deployed prior to 1998 generated parts and service revenue for the entire year, and service for ITVMs in one state was taken over from a subcontractor.

Lease revenues were 67% and 58% of total revenues for 1997 and 1998, respectively. Revenues from sales of ITVMs and PCDMs were 24% and 34% of total revenues in 1997 and 1998, respectively. The increase in lease revenues and increase in sales revenues reflect the cumulative effect of continuing revenues from machines under lease which were deployed prior to 1998 and the incremental revenue of new machines leased or deployed in 1998.

Cost of revenues for machine sales and other increased 33% from $4,378,669 in 1997 to $5,809,057 in 1998. This increase reflects the 47% increase in number of machines sold, offset by lower costs of the units sold in 1998. Cost of revenues for leased ITVMs and PCDMs, excluding depreciation, increased 67% from $3,584,017 in 1997 to $6,020,437 in 1998. The increase in cost of leased revenues was the result of higher personnel and subcontractor costs related to the larger number of machines deployed during 1998.

Depreciation of ITVMs and PCDMs increased by 9% from $3,924,244 in 1997 to $4,290,128 in 1998. The increase was lower than the related increase in the number of ITVMs and PCDMs, as certain units had been fully depreciated by the end of 1997.

Selling, general and administrative expenses increased 16% from $3,492,020 in 1997 to $4,048,751 in 1998 as a result of increases in salaries and wages for additional staff and increases in travel and entertainment cost. However, selling, general and administrative expenses as a percentage of revenues, decreased slightly from 18% in 1997 to 17% in 1998.

Research and development costs increased by 14% from $545,039 in 1997 to $618,819 in 1998. This increase resulted from continuing development and refinement of existing products to meet the various needs of customers for the Company's dispensing technologies. The Company maintains its philosophy of using contractors as the primary source of research and development efforts, allowing the Company to focus its expenditures on the technical expertise necessary to accomplish the specific project.

Operating income increased by 16% from $3,187,062 in 1997 to $3,686,781 in 1998. This increase resulted from the continuing benefit of revenues derived from machines deployed in prior periods, including machines which had been fully depreciated, combined with ongoing machine sales and leases.

Interest expense increased by 30% from $747,008 in 1997 to $967,768 in 1998. The increase reflects the cost of additional borrowings to finance leased equipment built and deployed in 1998, offset by lower interest rates resulting from utilization of the LIBOR option in the Company's agreement.

Income taxes increased by 11% from $988,400 in 1997 to $1,096,673 in 1998 as a result of an increase in income before taxes of 11%. The effective tax rate remained consistent at 40% in 1997 and 1998.

As a result of the above factors, the Company's net income increased by 12% from $1,451,654 in 1997 to $1,622,313 in 1998.

1996 COMPARED TO 1997

Total revenues increased by $512,362 from $18,598,689 to $19,111,051 in 1997, or
3%, due primarily to a $1,107,827 increase in lease revenues accompanied by a $433,792 increase in other revenues offset by a $1,029,257 decrease in sales of ITVMs and PCDMs.

Revenues from leases increased by 9% from $11,766,623 in 1996 to $12,874,450 in 1997, resulting from the continuation of leases in nine states, the addition of leases in three states, and the renewal of a lease in another state which had reached the conclusion of the original term. The total number of ITVMs and PCDMs under lease increased to 6,834 in 1997 as a result of deployment of additional units, offset by the retirement of older units. Other revenues increased by 35% from $1,235,368 in 1996 to $1,669,160 in 1997 as ITVMs were deployed in one additional state and machines deployed prior to 1997 generated parts and service revenue for the entire year. Revenues from sales decreased by 18% from $5,596,698 in 1996 to $4,567,441 in 1997, as a result of a decrease in ITVMs and PCDMs sold in 1997 as compared to 1996. The decrease in units sold was partially offset by a greater number of higher priced units sold in 1997 as compared to those sold in 1996.

Lease revenues were 63% and 67% of total revenues for 1996 and 1997, respectively. Revenues from sales of ITVMs and PCDMs were 30% and 24% of total revenues in 1997 and 1996, respectively.

Cost of revenues for machine sales and other decreased 28% from $6,052,763 in 1996 to $4,378,669 in 1997. This decrease reflects the 35% decrease in number of machines sold offset by the higher cost of the higher priced units sold in 1997. Cost of revenues for leased ITVMs and PCDMs, excluding depreciation, increased 26% from $2,839,162 in 1996 to $3,584,017 in 1997. The increase in cost of leased revenues was the result of higher warranty parts costs and higher personnel and subcontractor costs related to the larger number of machines deployed during 1997.

Depreciation of ITVMs and PCDMs increased by 5% from $3,744,065 in 1996 to $3,924,244 in 1997. The increase was lower than the related increase in the number of ITVMs and PCDMs, as certain units had been fully depreciated by the end of 1996.

Selling, general and administrative expenses increased 1% from $3,461,364 in 1996 to $3,492,020 in 1997. Selling, general and administrative expenses as a percentage of revenues decreased slightly from 19% in 1996 to 18% in 1997.

Research and development costs decreased by 18% from $665,449 in 1996 to $545,039 in 1997. This decrease results from the wind down of major projects such as the smart card dispensing machine, as well as the continuing development and refinement of existing products to meet the variety of the needs of the customers for our dispensing technologies. The Company maintains its philosophy of using contractors as the primary source of research and development efforts, allowing the Company to focus its expenditures on the technical expertise necessary to accomplish the specific project.

Operating income increased by 74% from $1,835,886 in 1996 to $3,187,062 in 1997. This increase resulted from the continuing benefit of revenues derived from machines deployed in prior periods, including machines which had been fully depreciated, combined with the control of operating expenses.

Interest expense increased by 4% from $718,642 in 1996 to $747,008 in 1997. The increase reflects the cost of additional borrowings to finance leased equipment built and deployed in 1997. To a lesser extent, interest expense was affected by the reduced interest rate of the new credit facility.

The significant change in income taxes in 1997 resulted from the Company having used available net operating loss carryovers in 1996 and as a result, incurring taxes at an effective tax rate of 40% in 1997.

As a result of the above factors, the Company's net income increased by 10% from $1,320,597 in 1996 to $1,451,654 in 1997.

Liquidity and Capital Resources

The Company's liquidity and capital resources are significantly impacted by its decision to use leasing as a means to market its ITVMs and PCDMs. Leasing generally offers the Company better gross margins than direct sales agreements. However, leasing inherently requires more capital and a longer-term payout than sales. As of December 31, 1998, the Company had a total of 7,812 ITVMs and PCDMs under operating and sales type leases.

Net cash provided by operating activities increased 2% from $7,281,457 in 1997 to $7,435,079 in 1998. Net cash used in investing activities increased 7% from $9,069,836 in 1997 to $9,735,516 in 1998. Net cash provided by financing activities increased by 26% from $1,742,864 in 1997 to $2,187,370 in 1998.

At December 31, 1997 and 1998, the Company had working capital deficits of $4,328,068 and $7,466,831, respectively. These deficits reflect the classification of the Company's revolving credit facility as a current debt because of the revolver clause of the facility.

At December 31, 1998, the Company was indebted to Mercantile Business Credit, Inc. in the aggregate principal amount of $11,166,374 pursuant to this revolving credit agreement The facility permits the Company to borrow up to $15,000,000 at the prime interest rate or the respective LIBOR rate plus two percent through October 2000, with two one-year extensions to October, 2002. Borrowings under this facility are collateralized by all of the assets of the Company and an assignment of all proceeds from lease agreements. The facility prohibits the declaration or payment of cash dividends until the Company has retired debt owed to two stockholders and all of the outstanding preferred stock of the Company. At December 31, 1998, the Company had $3,833,626 available under this facility.

At December 31, 1998, the Company was indebted to two stockholders in the aggregate principal amount of $479,000 which had been incurred prior to 1992 to finance the manufacture of certain ITVMs. See Note 7 of Notes to Financial Statements.

The Company's capital expenditures totaled $9,069,836 and $9,735,516 for 1997 and 1998, respectively. These amounts include $8,710,315 and $9,611,623 for the manufacture of machines leased during the respective periods. Other expenditures represent machinery and equipment costs for expanded capacity. The Company had no material commitments for additional capital expenditures as of December 31, 1998 other than for the manufacture of ITVMs and PCDMs for future lease.

At December 31, 1998, the Company had estimated tax net operating loss carryforwards of approximately $1,021,000, which are available to offset future federal taxable income, if any, through 2009. The use of these carryforwards is subject to certain annual limitations due to ownership changes in 1992.

IMPACT OF THE YEAR 2000

The Company relies on computer-based technology and utilizes a variety of third-party hardware and proprietary and third party software. The Company's dispensing equipment generally uses proprietary software, with third-party software being used more extensively for administrative functions, such as accounting and human resource management. In addition to such information technology (IT) systems, the Company's operations rely on various non-IT equipment and systems that contain embedded computer technology. Third parties, with whom the Company has commercial relationships, including vendors of materials and components incorporated into the Company's products and of products and services used by the Company in its operations (such as banking and financial services, data processing services, telecommunications services and utilities), also rely highly on computer based technology.

The Company has assessed the potential effects of the Year 2000 issue on the Company's business, financial condition and results of operations. In conjunction with this assessment, the Company developed and commenced the implementation of the compliance program described below.

The Company has undertaken a review of its proprietary IT systems relating to its dispensing equipment. No systems were identified as relating to the critical functions of the Company's ITVMs or PCDMs. As such, the Company believes that no remediation with regard to those proprietary IT systems is necessary at this time.

The Company has contacted its third party providers of critical hardware and software and has obtained appropriate representations to the effect that such hardware or software is or will timely be Year 2000 compliant.

The Company has undertaken a review of its non-IT systems and is implementing a remediation program with respect to those systems that are within the control of the Company. Selected non-IT suppliers and vendors have been contacted to identify any significant exposures that may exist and identify alternate sources or strategies where necessary.

The Company has incurred minimal costs to date in assessing the potential effects of the Year 2000 issue on the Company and does not expect or anticipate any material expenditures in the future in connection with the Year 2000 issue. Nevertheless, the issues presented by the Year 2000 issue and the proposed solutions therefor are very complex and the Company's Year 2000 compliance depends heavily on the technical skills of employees and independent contractors and the representations and preparedness of third parties. Moreover, Year 2000 issues present a number of risks that are beyond the Company's reasonable control, such as the failure of utility companies to deliver electricity, the failure of telecommunications companies to provide voice and data services, the failure of financial institutions to process transactions and transfer funds, the failure of vendors to deliver materials or perform services required by the Company and the collateral effects on the Company of the effects of Year 2000 issues on the economy in general or on the Company's business partners and customers in particular. Although the Company believes that its Year 2000 compliance program is designed to appropriately identify and address those Year 2000 issues that are subject to the Company's reasonable control, there can be no assurance that the Company's efforts in this regard will be fully effective or that the Year 2000 issues will not have a material adverse effect on the Company's business, financial condition or results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING
STATEMENTS

The words "expect", "anticipate", "intend", "plan", "believe", "seek", "estimate" and similar expressions used in this report are intended to identify forward-looking statements, although this report also contains other forward-looking statements. Any forward-looking statements in this report are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, new products and technological changes, dependence upon third party vendors, a limited number of customers, political and other uncertainties related to customer purchases and other risks detailed in the Company's periodic filings with the Securities and Exchange Commission.

INDEPENDENT AUDITORS' REPORT
The Board of Directors and Stockholders:

          We have audited the accompanying balance sheets of Interlott Technologies, Inc. as of December 31, 1997 and 1998, and the related statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interlott Technologies, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ KPMG LLP


February 26, 1999

BALANCE SHEETS

                                                                                            December 31,
                                                                                    ---------------------------
                                                                                       1997              1998
---------------------------------------------------------------------------------------------------------------
ASSETS
---------------------------------------------------------------------------------------------------------------
Current assets:
---------------------------------------------------------------------------------------------------------------
   Cash                                                                            $    143,071          30,004
---------------------------------------------------------------------------------------------------------------
   Accounts receivable, less allowance for doubtful accounts of $93,501 in 1997
     and $153,501 in 1998                                                             2,918,092       2,816,589
---------------------------------------------------------------------------------------------------------------
   Investment in sales type leases, current portion                                     216,485         888,627
---------------------------------------------------------------------------------------------------------------
   Inventories                                                                        4,051,495       3,129,959
---------------------------------------------------------------------------------------------------------------
   Prepaid expenses                                                                     147,450          82,105
===============================================================================================================
          Total current assets                                                        7,476,593       6,947,284
===============================================================================================================
Property and equipment:
---------------------------------------------------------------------------------------------------------------
   Leased machines                                                                   25,718,832      29,484,623
---------------------------------------------------------------------------------------------------------------
   Machinery and equipment                                                              519,388         631,111
---------------------------------------------------------------------------------------------------------------
   Building and leasehold improvements                                                  265,854         271,433
---------------------------------------------------------------------------------------------------------------
   Furniture and fixtures                                                               124,359         130,950
===============================================================================================================
                                                                                     26,628,433      30,518,117
   Less accumulated depreciation and amortization                                   (11,382,120)    (12,970,895)
===============================================================================================================
          Net property and equipment                                                 15,246,313      17,547,222
===============================================================================================================
Investment in sales type leases, less current portion                                 1,051,011       3,766,408
---------------------------------------------------------------------------------------------------------------
Product development rights, net of accumulated amortization of $513,333 in
  1997 and $586,665 in 1998                                                             586,667         513,335
---------------------------------------------------------------------------------------------------------------
Deferred tax asset                                                                      252,300              --
===============================================================================================================
                                                                                   $ 24,612,884      28,774,249
===============================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------
   Current liabilities:
---------------------------------------------------------------------------------------------------------------
   Notes payable to financial institutions                                         $  8,978,036      11,166,374
---------------------------------------------------------------------------------------------------------------
   Current portion of notes payable - related parties                                        --         192,302
---------------------------------------------------------------------------------------------------------------
   Current installments of long-term debt                                                   968              --
---------------------------------------------------------------------------------------------------------------
   Accounts payable                                                                   1,142,065       1,479,831
---------------------------------------------------------------------------------------------------------------
   Accounts payable - related parties                                                   328,960         215,734
---------------------------------------------------------------------------------------------------------------
   Accrued expenses                                                                   1,254,182       1,111,416
---------------------------------------------------------------------------------------------------------------
   Income taxes payable                                                                 100,450         248,458
===============================================================================================================
       Total current liabilities                                                     11,804,661      14,414,115
===============================================================================================================
Notes payable - related parties, excluding current portion                              479,000         286,698
---------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                        --         121,900
===============================================================================================================
   Total liabilities                                                                 12,283,661      14,822,713
===============================================================================================================
Series A preferred stock, $.01 par value; 20,000,000 shares authorized,
   1,335,000 shares issued and outstanding                                            1,335,000       1,335,000
===============================================================================================================
Stockholders' equity:
---------------------------------------------------------------------------------------------------------------
   Common stock, $.01 par value; 20,000,000 shares authorized,
       3,210,000 shares issued and outstanding in 1997 and 1998                          32,100          32,100
---------------------------------------------------------------------------------------------------------------
   Additional paid-in capital                                                        10,376,017      10,376,017
---------------------------------------------------------------------------------------------------------------
   Retained earnings                                                                    586,106       2,208,419
===============================================================================================================
       Total stockholders' equity                                                    10,994,223      12,616,536
---------------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities
---------------------------------------------------------------------------------------------------------------
                                                                                   $ 24,612,884      28,774,249
===============================================================================================================
                                                                 See accompanying notes to financial statements.

STATEMENTS OF INCOME

                                                              Years Ended December 31,
                                                   --------------------------------------------
                                                       1996            1997            1998
------------------------------------------------------------------------------------------------
Revenues:
------------------------------------------------------------------------------------------------
   Machine sales                                   $  5,596,698       4,567,441       8,229,950
------------------------------------------------------------------------------------------------
   Machine leases                                    11,766,623      12,874,450      14,165,379
------------------------------------------------------------------------------------------------
   Other                                              1,235,368       1,669,160       2,078,644
================================================================================================
                                                     18,598,689      19,111,051      24,473,973
================================================================================================
Cost of revenues:
------------------------------------------------------------------------------------------------
   Machines sales and other                           6,052,763       4,378,669       5,809,057
------------------------------------------------------------------------------------------------
   Machine leases                                     6,583,227       7,508,261      10,310,565
================================================================================================
                                                     12,635,990      11,886,930      16,119,622
================================================================================================
       Gross margin                                   5,962,699       7,224,121       8,354,351
------------------------------------------------------------------------------------------------
Operating expenses:
------------------------------------------------------------------------------------------------
   Selling, general and administrative expenses       3,461,364       3,492,020       4,048,751
------------------------------------------------------------------------------------------------
   Research and development costs                       665,449         545,039         618,819
================================================================================================
                                                      4,126,813       4,037,059       4,667,570
================================================================================================
       Operating income                               1,835,886       3,187,062       3,686,781
================================================================================================
Other income (expense)
------------------------------------------------------------------------------------------------
   Interest expense                                    (718,642)       (747,008)       (967,768)
------------------------------------------------------------------------------------------------
   Interest income                                       10,353              --              --
================================================================================================
                                                       (708,289)       (747,008)       (967,768)
================================================================================================
Income before income taxes                            1,127,597       2,440,054       2,719,013
------------------------------------------------------------------------------------------------
Income taxes                                           (193,000)        988,400       1,096,700
================================================================================================
       Net income                                  $  1,320,597       1,451,654       1,622,313
================================================================================================
   Basic income per share                          $        .41             .45             .51
================================================================================================
   Diluted income per share                        $        .41             .45             .50
================================================================================================
                                                 See accompanying notes to financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                          Years ended December 31, 1996, 1997 and 1998
----------------------------------------------------------------------------------------------------------------------
                                          Common Stock              Additional         (Accumulated
                                    ------------------------          Paid-in             Deficit)
                                     Shares          Amount           Capital       Retained Earnings        Total
                                     ------          ------           -------       -----------------        -----
----------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1995       3,210,000        $32,100        $10,376,017        $(2,186,145)        $ 8,221,972
----------------------------------------------------------------------------------------------------------------------
   Net income                              --             --                 --          1,320,597           1,320,597
======================================================================================================================
Balances at December 31, 1996       3,210,000         32,100         10,376,017           (865,548)          9,542,569
----------------------------------------------------------------------------------------------------------------------
   Net income                              --             --                 --          1,451,654           1,451,654
======================================================================================================================
Balances at December 31, 1997       3,210,000         32,100         10,376,017            586,106          10,994,223
----------------------------------------------------------------------------------------------------------------------
   Net income                              --             --                 --          1,622,313           1,622,313
======================================================================================================================
Balances at December 31, 1998       3,210,000        $32,100        $10,376,017        $ 2,208,419         $12,616,536
======================================================================================================================
                                                                        See accompanying notes to financial statements

STATEMENTS OF CASH FLOWS

                                                                            Years Ended December 31,
                                                                   ---------------------------------------
                                                                       1996          1997          1998
----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
----------------------------------------------------------------------------------------------------------
   Net income                                                      $ 1,320,597     1,451,654     1,622,313
----------------------------------------------------------------------------------------------------------
   Adjustments to reconcile net income to net
       cash provided by operating activities:
----------------------------------------------------------------------------------------------------------
       Depreciation and amortization                                 3,902,387     4,143,408     4,585,325
----------------------------------------------------------------------------------------------------------
       Principal portion of sales type leases received                      --       164,194       557,116
----------------------------------------------------------------------------------------------------------
       Deferred income taxes                                          (456,000)      203,700       374,200
----------------------------------------------------------------------------------------------------------
       Gain on sale of equipment under sales type leases                    --      (447,915)   (1,177,773)
----------------------------------------------------------------------------------------------------------
       Decrease in accounts receivable                                 607,423       298,927       101,503
----------------------------------------------------------------------------------------------------------
       (Increase) decrease in inventories                             (605,391)    1,035,052     1,110,268
----------------------------------------------------------------------------------------------------------
       Decrease in prepaid expenses                                    183,152         6,804        32,345
----------------------------------------------------------------------------------------------------------
       (Decrease) increase in accounts payable                        (100,288)      217,852       337,766
----------------------------------------------------------------------------------------------------------
       (Decrease) increase in accounts payable - related parties       306,416        22,431      (113,226)
----------------------------------------------------------------------------------------------------------
       (Decrease) increase in accrued expenses                         206,216       186,650      (142,766)
----------------------------------------------------------------------------------------------------------
       Increase (decrease) in income taxes payable                     101,750        (1,300)      148,008
==========================================================================================================
          Net cash provided by operating activities                  5,466,262     7,281,457     7,435,079
==========================================================================================================
Cash flows from investing activities:
----------------------------------------------------------------------------------------------------------
   Cost of leased machines                                          (3,904,534)   (8,710,315)   (9,611,623)
----------------------------------------------------------------------------------------------------------
   Purchases of property and equipment                                 (47,858)     (359,521)     (123,893)
==========================================================================================================
       Net cash used in investing activities                        (3,952,392)   (9,069,836)   (9,735,516)
==========================================================================================================
Cash flows from financing activities:
----------------------------------------------------------------------------------------------------------
   Increase (decrease) in notes payable                             (1,320,985)    1,747,865     2,188,338
----------------------------------------------------------------------------------------------------------
   Repayments of long-term debt                                         (4,659)       (5,001)         (968)
----------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) financing activities          (1,325,644)    1,742,864     2,187,370
==========================================================================================================
Decrease (increase) in cash                                            188,226       (45,515)     (113,067)
----------------------------------------------------------------------------------------------------------
Cash at beginning of year                                                  360       188,586       143,071
==========================================================================================================
Cash at end of year                                                $   188,586       143,071        30,004
==========================================================================================================
Supplemental disclosures of cash flow information:
----------------------------------------------------------------------------------------------------------
   Interest paid                                                   $   643,822       671,515       902,252
----------------------------------------------------------------------------------------------------------
   Income taxes paid                                               $        --       631,610       526,807
==========================================================================================================
                                                            See accompanying notes to financial statements.

                         NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 1996, 1997, and 1998

1.       Summary of Significant Accounting Policies

         a.       Business Description

                  Interlott Technologies, Inc. (the Company), as renamed in June 1997 (formerly International Lottery, Inc.) was incorporated in February 1990 under the laws of Ohio, was reincorporated under the laws of Delaware on March 18, 1994 and does business under the name Interlott. The Company designs, manufactures, leases, sells and services vending machines for use in connection with public lotteries operated by states and foreign public entities, as well as for use by providers of prepaid telephone cards.

         b.       Operating and Sales Type Leases

                  Depending on the specific terms contained in a lease agreement, a lease is either classified as an operating lease or capitalized as a sales type lease, in accordance with Statement of Financial Accounting Standards (SFAS) No. 13, Accounting for Leases, as amended.

                  The net investment in operating leases consists of leased machines, which are carried at cost, less the amount depreciated to date. Operating lease revenue consists of the contractual lease payments and is recognized ratably over the lease term. Expenses are principally depreciation and maintenance of the leased machines (see Note 1d).

                  The net investment in sales type leases consists of the present values of the future minimum lease payments. Sales type lease revenues consist of the profits earned on the sales of the leased machines and interest earned on the present value of the lease payments. Interest revenue is recognized as a constant percentage return on the net investment.

                  Any future losses related to lease cancellations would be recorded in the period such losses became known and estimable.

         c.       Inventories

                  Inventories consist of parts and supplies, and vending machines assembled or in the process of assembly. Inventories are stated at the lower of cost or market, with cost determined using standard costing which approximates the first-in, first-out method.

         d.       Property and Equipment

                  Property and equipment are stated at cost. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets, to the Company's estimate of the assets' residual values, as follows:

                  -------------------------------------------------------------
                  Leased machines                   5 years
                  Machinery and equipment          10 years
                  Furniture and fixtures            5 years
                  -------------------------------------------------------------

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

         f.       Income Taxes

                  The Company accounts for income taxes using the asset and liability method. In accordance with this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the rate change enactment date.

         g.       Disclosure About Fair Value of Financial Instruments

                  SFAS No. 107, Disclosure About Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts as of December 31, 1998 of cash, accounts receivable, accounts payable, accounts payable - related parties, accrued expenses and income taxes payable approximate fair value due to the short maturity of these investments. The carrying amount of notes payable to financial institutions and notes payable - related parties approximate fair value, as such borrowings bear interest at the Company's current rates for such types of instruments.

         h.       Stock Incentive Plans

                  Prior to January 1, 1996, the Company accounted for its stock incentive plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma income per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

         i.       Warranty Costs

                  Provision for estimated warranty costs on machines sold is recorded at the time of sale and periodically adjusted to reflect actual experience.

         j.       Research and Development Costs

                  Research and development costs are charged to expense in the year incurred.

         k.       Income Per Share

                  Effective December 31, 1997, the Company adopted SFAS No. 128, Earnings Per Share, which simplified the standards for computing income per share. There was no material impact on the Company's previously reported annual or interim period income per share amounts, as a result of the adoption. Basic income per share is based upon the weighted average number of common shares outstanding. Diluted income per share is based upon the weighted average number of common shares outstanding, including the effects of all dilutive potential common shares outstanding.

         l.       Use of Estimates

                  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

         m.       Reclassifications

                  Certain prior year amounts have been reclassified to conform with the current year presentation.

2. Investment in Sales Type Leases The Company leases 200 instant ticket vending machines (ITVMs) to one state lottery under a sales type lease that commenced in May 1997 and 585 ITVMs to another state lottery under a sales type lease that commenced in May 1998. The components of the net investment in sales type leases at December 31, 1997 and 1998 are as follows:

                                    1997             1998
         ---------------------------------------------------
         Minimum lease
           payments receivable   $1,851,200        6,134,450
         Less unearned
           revenue on lease
           payments receivable      583,704        1,479,415
         ---------------------------------------------------
                                  1,267,496        4,655,035
         Less current portion       216,485          888,627
         ---------------------------------------------------
         Investment in sales
           type leases, less
           current portion       $1,051,011        3,766,408
         ---------------------------------------------------

         Future minimum lease payments to be received by the Company under these sales type leases are as follows:

         Years ending December 31,
         ----------------------------------------
         1999                          $1,480,200
         2000                           1,480,200
         2001                           1,480,200
         2002                           1,195,400
         2003                             498,450
         ----------------------------------------
                                       $6,134,450
         ----------------------------------------

3.       Inventories

         Inventories at December 31, 1997 and 1998 consist of the following:

                                   1997          1998
         ----------------------------------------------
         Finished goods         $1,155,808    1,528,656
         Work in process            82,162      302,766
         Raw materials
           and supplies          3,088,525    2,506,647
                                 4,326,495    4,338,069
         ----------------------------------------------
         Less valuation reserve    275,000    1,208,110
         ----------------------------------------------
                                $4,051,495    3,129,959
         ----------------------------------------------

4.       Leased Machines

         At December 31, 1997 and 1998, the Company leased 6,834 and 7,027 ITVMs to 14 state lotteries, respectively, under operating leases. The leases generally provide for the lotteries to make monthly or quarterly payments for rentals of the ITVMs over various lease terms. The components of the net investment in operating leases, which include estimated residual values, at December 31, 1997 and 1998 are as follows:

                                  1997         1998
         ---------------------------------------------
         Leased machines      $25,718,832   29,484,623
         Less accumulated
           depreciation        10,978,370   12,378,732
         ---------------------------------------------
                              $14,740,462   17,105,891
         ---------------------------------------------

         Future minimum lease payments to be received by the Company under operating leases are as follows:

         Years ending December 31,
          ------------------------------------------
            1999                         $ 9,357,250
            2000                           3,558,582
            2001                             963,792
            2002                             963,792
            2003                             375,000
         -------------------------------------------
                                         $15,218,416
         -------------------------------------------

5.       Notes Payable

         The Company had a revolving credit facility with a financial institution that permitted the Company to borrow through September 1998 up to $12,500,000 at the prime interest rate plus 1.0%. Draws against this facility were made in the form of demand notes. The Company paid an annual commitment fee of .25% on the unused portion of the commitment and a monthly usage fee equal to .25% of the highest outstanding balance during each month. Borrowings under this agreement were collateralized by all assets of the Company and assignment of proceeds from lease agreements. This borrowing was retired with proceeds from the new borrowing entered into in October 1997.

         In October 1997, the Company entered into a new revolving credit facility with a financial institution that permits the Company to borrow through October 2000 up to $15,000,000 at a floating rate indexed to the London Interbank Borrowing Offer Rate or the financial institutions prime interest rate of 5.63% and 7.75%, respectively at December 31, 1998. In conjunction with the establishment of the facility, the Company opened a lockbox and controlled disbursement account. All lockbox receipts are recorded as payments against the facility, and presented checks are recorded as draws on the facility. Borrowings under this credit facility are collateralized by all assets of the Company and assignment of proceeds from lease agreements. At December 31, 1997 and 1998, the Company had borrowings of $8,978,036 and $11,166,374 outstanding with additional borrowings of $6,021,964 and $3,833,626 available under the facility, respectively.

6.       Long-Term Debt

         Long-term debt at December 31, 1997 represented a term note payable to a bank with final payment due February 20, 1998, payable in monthly installments of $448, including interest at a rate of 7.99% per annum. The note was collateralized by automotive equipment and was repaid in 1998.

7.       Notes Payable - Related Parties

         The Company has the following notes payable to related parties at December 31, 1997 and 1998:

                                                          1997           1998
         ----------------------------------------------------------------------
         Note payable to a stockholder due in annual
         installments equal to twenty-five percent
         (25%) of the net profits, if any, of the
         Company from its business operations as
         reported in the Company's annual financial
         statements prepared in accordance with
         generally accepted accounting principles.
         The payments shall begin on the first
         business day of the fourth month of the
         Company's fiscal year, for income tax
         purposes, immediately following (1) the
         payment of all debts of the Company
         outstanding as of September 25, 1992 and (2)
         the posting by the Company of retained
         earnings of at least $1,000,000 determined
         in accordance with generally accepted
         accounting principles, and continue on the
         same day each year until the principal and
         unpaid interest is paid in full. The note
         bears interest at the prime rate of Chase
         Manhattan Bank of New York (7.75% at
         December 31, 1998). The note is unsecured.    $400,000         400,000

         Note payable to a stockholder due and
         limited to twenty-five percent (25%) of the
         net profits of the Company, if any, from its
         business operations as reported in the
         Company's annual financial statements
         prepared in accordance with generally
         accepted accounting principles. The payments
         shall begin on the first business day of the
         fourth month of the Company's first year,
         for income tax purposes, immediately
         following (1) the payments of all debts of
         the Company outstanding as of September 25,
         1992; (2) the posting by the Company of
         retained earnings of at least $1,000,000
         determined in accordance with generally
         accepted accounting principles; and (3)
         payment in full of principal and interest
         due by the Company to a stockholder in the
         amount of $400,000. The note does not
         provide for any interest and is unsecured.      79,000          79,000
         ----------------------------------------------------------------------
                                                        479,000         479,000
         Less current portion                                 -         192,302
         ----------------------------------------------------------------------
                                                       $479,000         286,698
         ----------------------------------------------------------------------

8.       Income Taxes

         Income tax expense (benefit) is summarized as follows:

                                     Year ended December 31,
         ---------------------------------------------------
                           1996          1997         1998
         ---------------------------------------------------
         Current:
           Federal      $ 200,000       557,400      566,000
           State and
            local          63,000       156,000      156,500
         Deferred:
           State and
            local        (456,000)      275,000      374,200
         ---------------------------------------------------
                        $(193,000)      988,400    1,096,700
         ---------------------------------------------------

         A reconciliation of income tax expense (benefit) in relation to the amounts computed by application of the U.S. Federal income tax rate of 34% to pretax income follows:

                                         1996          1997           1998
         -----------------------------------------------------------------------
         Federal
         income tax
         expense at
         the statutory
         rate                          $383,000       830,000          924,400

         Increase (reduction) in income taxes resulting from:

         Change in
         the beginning-
         of-the-year
         balance of
         the valuation
         allowance
         for the
         deferred tax
         assets
         allocated to
         income tax
         expense                       (672,000)            -
         Amortization
         of product
         development
         rights                          25,000        25,000           25,000
         State and
         local taxes,
         net of federal
         benefit                         63,000       103,000          103,300
         Other                            8,000        30,400           44,000
         -----------------------------------------------------------------------
                                      $(193,000)      988,400        1,096,700
         -----------------------------------------------------------------------

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1998 are presented below:

                                                      1997          1998
         ----------------------------------------------------------------------
         Deferred tax assets:
           Bad debt allowance                       $ 32,000        52,200
           Warranty costs                              9,000        10,100
         Net operating
           loss carryforwards                        400,000       347,100
         Inventory valuation reserve                      --       317,300
         Other, net                                   73,300            --
         ----------------------------------------------------------------------
         Total gross deferred
           tax assets                                514,300       726,700
         ----------------------------------------------------------------------
         Deferred tax liabilities:
           Property and equipment,
             principally due
             to differences
             in depreciation                         127,000       537,800
           Investment in
             sales type leases                       135,000       310,800
         ----------------------------------------------------------------------
         Total gross deferred
           tax liabilities                           262,000       848,600
         ----------------------------------------------------------------------
         Net deferred tax
           assets (liabilities)                     $252,300      (121,900)
         ----------------------------------------------------------------------

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

         At December 31, 1998, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $1,021,000, which are available to offset future Federal taxable income, if any, through 2009. However, due to an ownership change on September 25, 1992, utilization of these carryforwards is subject to certain annual limitations.

9.       Redeemable Preferred Stock

         The Company's preferred stock is nonparticipating and has no rights to dividends. The holders of the preferred stock are entitled to sell to the Company all of their shares of preferred stock at a price of $1.00 per share upon (1) the payment of all debts of the Company outstanding as of September 25, 1992, (2) the reporting by the Company of retained earnings of at least $1,000,000 determined in accordance with generally accepted accounting principles, and (3) the payment in full by the Company of a promissory note in the original amount of $400,000 to a related party. Due to the redemption feature of the preferred stock, it has been classified separately from stockholders' equity in the Company's balance sheet.

         The Company may, at its discretion, redeem all or part of the outstanding preferred stock at any time. The redemption price for the preferred stock is $1.00 per share and may be payable in the form of a promissory note.

10.      Stock Incentive Plans

         In March 1994, the Company and its Board of Directors approved and adopted the Company's 1994 Stock Incentive Plan and the Company's 1994 Directors' Stock Incentive Plan (collectively, the Plans), which became effective at the date of the initial public offering. The Plans provide for the issuance of stock options for up to 260,000 shares of common stock to officers, employees, consultants and other supporters of the Company and up to 60,000 shares of common stock to nonemployee directors of the Company. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. Options may be exercised subject to a vesting schedule which provides for vesting each year for a period of four years subject to the recipient's continued employment or service to the Company, and must be exercised within 10 years after the date of grant.

         As permitted by SFAS No. 123, the Company applies the intrinsic value method prescribed by APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized in the accompanying statements of income.

         A summary of the status of the Company's stock option plans as of December 31, 1996, 1997, and 1998 and the changes therein for the years then ended is presented below:

                                        1996                   1997                1998
         ---------------------------------------------------------------------------------
                                       Weighted              Weighted             Weighted
                                       Average               Average               Average
                                       Exercise              Exercise             Exercise
                             Shares     Price       Shares     Price    Shares     Price
         ---------------------------------------------------------------------------------
         Outstanding at
           beginning
           of year           131,725    $ 9.66     147,225    $ 9.38    180,875    $ 9.12
         Granted              15,500      7.00      37,000      8.00     36,300      6.75
         Exercised                --        --          --        --         --        --
         Forfeited                --        --       3,350     11.50      5,000     11.50
         ---------------------------------------------------------------------------------
         Outstanding at
         end of year         147,225      9.38     180,875      9.12    212,175      8.65
         Options
         exercisable
         at year-end          49,926     10.05      79,660      9.77    120,794      9.48
         ---------------------------------------------------------------------------------
         Weighted-average
         fair value of
         options granted
         during the year    $   5.11               $  5.82              $  5.16
         ---------------------------------------------------------------------------------

Had compensation cost for options granted during 1996, 1997 and 1998 been determined consistent with the fair value methodology of SFAS No. 123, the Company's net income and income per share would have been reduced to the pro forma amounts presented below:

                                           1996            1997            1998
         -------------------------------------------------------------------------
         Net income
              As reported            $   1,320,597       1,451,654       1,622,313
              Pro forma                  1,307,807       1,324,003       1,511,265
         -------------------------------------------------------------------------
         Basic income per share
              As reported                      .41             .45             .51
              Pro forma                        .41             .41             .47
         -------------------------------------------------------------------------
         Diluted income per share
              As reported                      .41             .45             .50
              Pro forma                        .41             .41             .47
         -------------------------------------------------------------------------

         The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is recognized over the options' vesting period of four years and compensation cost for options granted prior to January 1, 1995 is not considered.

         The fair value of options granted during 1996, 1997 and 1998 for purposes of the accompanying pro forma disclosures is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions: no dividends paid, as it has been the Company's policy not to declare or pay dividends since its initial public offering in 1994 and the Company does not anticipate paying dividends in the foreseeable future; expected volatility of 52%, 56% and 65%, respectively, based on the calculated volatility of the Company's stock since its initial public offering; risk-free rates of return of 6.66%, 5.86% and 4.98%, respectively; and expected lives of 10 years.

         Information about stock options outstanding at December 31, 1998 is as follows:

                                         Options Outstanding            Options Exercisable
         ------------------------------------------------------------------------------------------
              Range                     Weighted-Avg.
               of                       Remaining       Weighted-Avg.                  Weighted-Avg.
            Exercise       Number      Contractual         Exercise        Number       Exercisable
             Prices     Outstanding       Life              Price       Exercisable       Price
         ------------------------------------------------------------------------------------------
          6.50 -  8.63    165,550         7.75            $  7.86          76,813        $  8.33
         10.13 - 11.50     46,625         5.53              11.43          44,125          11.50
         ------------------------------------------------------------------------------------------
                          212,175         7.26            $  8.65         120,938        $  9.49
         ==========================================================================================

11.      Income Per Share

         The computations of basic and diluted income per share for each year are as follows:

       ----------------------------------------------------------------------------
                                           Net                               Per
                                         Earnings        Shares             Share
       1996                             (Numerator)   (Denominator)         Amount
       ----------------------------------------------------------------------------
         Basic income per share:
           Net income available to
           common stockholders           $1,320,597      3,210,000            0.41
       ----------------------------------------------------------------------------
         Diluted income per share:
           Effect of dilutive
           securities stock options              --          2,000
           Net income available to
           common stockholders and
           assumed conversions            1,320,597      3,212,000            0.41
       ----------------------------------------------------------------------------
       1997
       ----------------------------------------------------------------------------
           Basic income per share:
           Net income available to
           common stockholders            1,451,654      3,210,000            0.45
       ----------------------------------------------------------------------------
         Diluted income per share:
           Effect of dilutive
           securities stock options              --          2,661
           Net income available to
           common stockholders and
           assumed conversions            1,451,654      3,212,661            0.45
       ----------------------------------------------------------------------------
       1998
       ----------------------------------------------------------------------------
           Basic income per share:
           Net income available to
           common stockholders            1,622,313      3,210,000            0.51
       ----------------------------------------------------------------------------
         Diluted income per share:
           Effect of dilutive
           securities stock options              --         10,649
           Net income available to
           common stockholders and
           assumed conversions            1,622,313      3,220,649            0.50
       ----------------------------------------------------------------------------

         Options to purchase 49,975, 129,725 and 52,475 shares of common stock were outstanding in 1996, 1997 and 1998, respectively, but were not included in the computation of diluted income per share because the options' exercise prices were greater than the average market price of common shares.

12.      Noncash Investing Activities

         Upon lease expiration in 1998, one state lottery returned to the Company leased machines with a net book value of $442, 897. The Company used parts from these returned machines in the manufacturing of recertified new machines. Some of the recertified new machines were deployed in 1998 under new leases.

13.      Related Party Transactions

         Accounts payable - related parties is $328,960 and $215,734 at December 31, 1997 and 1998, respectively, and represent management fees and expenses payable to a company owned 100% by the majority stockholder and parts expenses payable to an entity which is owned by a director.

         Amounts expensed related to the company owned by the majority stockholder were $73,321, $36,000 and $36,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

         The entity owned by a director supplies the Company with certain parts for its dispensing mechanisms. In addition, on January 13, 1994, the Company entered into a manufacturing and license agreement with this entity pursuant to which the Company purchased an exclusive license to make, use and sell pull-tab lottery ticket dispensing mechanisms produced by this entity. The Company had purchases from this entity which were charged to cost of revenues of approximately $1,986,000, $2,996,000 and $3,800,887 for the years ended December 31, 1996, 1997 and 1998, respectively.

         Interest expense arising from notes payable-related parties amounted to $33,085, $33,714 and $33,401 for the years ended December 31, 1996,
         1997 and 1998, respectively.

14.      Customer and Supplier Concentrations

         A significant portion of the Company's revenues is derived from a limited number of state lottery authorities or their representatives for the lease, sale or service of ITVMs. For the years ended December 31, 1996, 1997 and 1998, one customer generated 45%, 29% and 24%, respectively, of the machine lease revenues. In addition, single state contracts generated 69%, 32% and 48% of the machine sales revenues for the years ended December 31, 1996, 1997 and 1998, respectively. Future revenue from machine sales is dependent upon the Company winning awards in a competitive bidding process.

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

15.      Lease Commitments

         The Company leases its office, manufacturing and warehouse facilities under noncancelable operating leases. The leases expire on December 31, 1999, and require lease payments of $50,000, $91,000 and $69,000 a year, respectively, through expiration. Total rent expense under these leases approximated $91,000, $141,000 and $210,000, for the years ended December 31, 1996, 1997 and 1998, respectively.

16.      Segment and Related Information

         Effective January 1, 1998, the Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which changes the way the Company reports information about its operating segments. The Company has two reportable segments: ITVMs and prepaid phone card dispensing machines (PCDMs). The ITVM segment is the larger of the Company's two segments. The Company designs, manufactures, sells, leases and services ITVMs that are used by public lotteries operated by states and foreign public entities to dispense instant winner lottery tickets primarily in retail locations such as supermarkets and convenience stores. Within the PCDM segment, the Company designs, manufactures, sells, leases and services PCDMs that are used by providers of long distance telephone service to dispense prepaid telephone calling cards in retail locations.

         The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on segment operating profits.

                                       ITVM          PCDM          Total
         ----------------------------------------------------------------------
         1996
         Revenues                  $18,179,353      419,336      18,598,689
         Segment gross margin        5,915,851       46,848       5,962,699
         Total assets               19,158,006      745,958      19,903,964
         Capital expenditures        3,902,041        2,493       3,904,534
         Depreciation                3,734,696        9,369       3,744,065
         ----------------------------------------------------------------------
         1997
         Revenues                   18,586,960      524,091      19,111,051
         Segment gross margin        7,133,182       90,939       7,224,121
         Total assets               23,105,044      459,168      23,564,212
         Capital expenditures        8,661,022       49,293       8,710,315
         Depreciation                3,910,146       14,098       3,924,244
         ----------------------------------------------------------------------
         1998
         Revenues                   23,965,442      508,531      24,473,973
         Segment gross margin        8,310,947       43,404       8,354,351
         Total assets               27,478,447      742,362      28,220,809
         Capital expenditures        9,486,255      125,368       9,611,623
         Depreciation                4,231,700       58,428       4,290,128
         ----------------------------------------------------------------------

         Total assets for the segments excludes cash, prepaid expenses, net property and equipment other than leased machines and deferred tax assets, as such assets are not specifically identifiable to a particular segment.

17. Commitments and Contingent Liabilities As of December 31, 1998, the Company had outstanding purchase commitments for raw materials of approximately $4,368,184, of which $4,050,184 and $318,000 will be used in the manufacturing of instant ticket and prepaid telephone card vending machines, respectively. Management intends to utilize these commitments as machines are produced.

                              Photo of world with
                            a finger pushing button
                                     on it


                Placing products and information at a fingertip-

                    CORPORATE DATA & SHAREHOLDER INFORMATION

HEADQUARTERS

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

CORPORATE COUNSEL

Alston & Bird LLP
Atlanta, Georgia

Taft, Stettinius & Hollister LLP
Cincinnati, Ohio

INDEPENDENT AUDITORS

KPMG Peat Marwick LLP
Cincinnati, OH

OFFICERS

L. Rogers Wells, Jr.
Chairman of the Board and CEO

David F. Nichols
President

Gary S. Bell
Secretary

Thomas W. Stokes
Vice President of Operations

Dennis W. Blazer
Chief Financial Officer

DIRECTORS

L. Rogers Wells, Jr.
Chairman of the Board and CEO

Edmund F. Turek
Board Member

Gary S. Bell
Secretary

Kazmier J. Kasper
President, Algonquin Industries, Inc.
a manufacturer of metal and machined parts

H. Jean Marshall
Project Director for the City of Cincinnati

David F. Nichols
President

John J. Wingfield
Manager, A. G. Edwards & Sons, Inc., Louisville an investment banking company

The Company's Common Stock has been traded on the American Stock Exchange under the symbol "ILI" since the Company's initial public offering of Common Stock in April 1994. Prior to the initial public offering, there was no established trading market for the Company's Common Stock. The following tables show the high and low closing sale prices per share for the Common Stock as reported by the American Stock Exchange for the periods indicated:

1997                    HIGH             LOW
==============================================
First Quarter        $   8   1/8        6 5/8
----------------------------------------------
Second Quarter           8   1/4        6 1/2
----------------------------------------------
Third Quarter           10 11/16        6 7/8
----------------------------------------------
Fourth Quarter          10   5/8        7 5/8

1998                    HIGH             LOW
==============================================
First Quarter        $  9 3/4           7 3/4
----------------------------------------------
Second Quarter         14               9 5/8
----------------------------------------------
Third Quarter          10 3/4           7 7/8
----------------------------------------------
Fourth Quarter          8 1/8           6 1/2
==============================================

At March 12,1998, there were approximately 68 stockholders of record and an unknown number of beneficial owners holding stock in nominee or "street" name. The Company has paid no cash dividends on its Common Stock and currently intends to retain all future earnings for use in the development of its business.

Form 10-K: A copy of the Company's 1998 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available, without exhibits, free of charge to shareholders. Requests should be addressed to:

Shareholder Relations
Interlott Technologies, Inc.
10830 Millington Court
Cincinnati, OH 45242

The 1999 Annual Meeting will be held at The Holiday Inn Cincinnati North at I-275, on May 6, 1999 at 10:00am, local time.


INTERLOTT
TECHNOLOGIES, INC.

                                                                       INTERLOTT
                                                              TECHNOLOGIES, INC.

                                                          10830 Millington Court
                                                            Cincinnati, OH 45242
                                                              Phone 513.792.7000
                                                                Fax 513.792.7001
                                                               www.interlott.com